UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]   **REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[X]   **ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2003   **Commission file number 000-49946**

ALAMOS GOLD INC.

(Exact name of Registrant as specified in its charter)

Not Applicable	**British Columbia, Canada**	**Not Applicable**
(Translation of Registrant's name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1040

(Primary Standard Industrial Classification Code Number (if applicable))

1503 - 110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4
(416) 368-9322

(Address and telephone number of Registrant's principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400, Seattle, WA 98101
(206) 903-8800

Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	**None**

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form   [X} Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As at December 31, 2003, 50,164,705 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[ ] Yes: 82-_____   [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes   [ ] No

Explanatory Note: Alamos Gold Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning the Company's plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including but not limited to:

* risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

* results of initial feasibility, pre-feasibility and feasibility studies, if any, and the possibility that future exploration and, if warranted, development results will not be consistent with the Company's expectations;

* the potential for delays in exploration or development activities or the completion of feasibility studies;

* risks related to commodity price fluctuations;

* risks related to the Company's history of losses;

* risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company's planned exploration and, if warranted, development projects;

* risks related to environmental regulation and liability;

* political and regulatory risks associated with mining development and exploration; and

* other risks and uncertainties related to the Company's prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully.

Some of the important risks and uncertainties that could affect forward looking statements are described in the Company's Annual Information Report and Management's Discussion and Analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

The terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended December 31, 2003 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company's audited consolidated financial statements, see Note 15 – United States generally accepted accounting principles.

Management's Discussion and Analysis

The Company's management's discussion and analysis ("MD&A") is included herein as Document 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Company's Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company's web site, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company's website is located at www.alamosgold.com.

CORPORATE GOVERNANCE GUIDELINES

The Company's corporate governance practices are set forth in the Company's Management Information Circular dated May 12, 2004 (to be submitted to the SEC on Form 6-K in May of 2004) prepared in compliance with the rules of the TSX Venture Exchange and available in print to any shareholder who requests it.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available in the Company's Management Information Circular dated May 12, 2004 and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company's Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company's Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act: James McDonald, Richard Hughes, and Leonard Harris.

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the rules and regulations of the American Stock Exchange as currently in effect. Each member of the Company's audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company's Board of Directors has determined that no member of its Audit Committee currently satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission. The Company has a limited operating history and only recently raised sufficient financing to enable it to meet its working capital requirements. Given the early stage of the Company and the difficulties recruiting qualified independent directors to serve as members of audit committees of public companies, the Company has not been able to recruit a qualified independent director who meets the definition of audit committee financial expert to serve on its audit committee.

AUDIT COMMITTEE CHARTER

The Company's Audit Committee Charter is attached hereto as Exhibit 99.2 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company's fees paid to its independent auditor, De Visser Gray for the years ended December 31, 2003 and December 31, 2002 are set forth below:

	Years ended December 31	
	2003	**2002**
Audit:	$7,100	$12,100
Audit Related:	$7,400	$9,500
Tax	$1,600	$1,400
All Other Fees	_____	_____
Total	**$16,100**	**$23,000**

"Audit Fees" are the aggregate fees billed by De Visser Gray for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by De Visser Gray for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company's financial reporting.

"Tax Fees" are fees for professional services rendered by De Visser Gray for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

During the year ended December 31, 2003, the Audit Committee did not approve any non-audit services under the di minimus exemption to the pre-approval requirements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2003 information with respect to the Company's known contractual obligations.

Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations(1)	$3,280,000	$260,000	$780,000	$2,240,000	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations(2)	$1,300,000	$1,300,000	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Others (property and tax related payments)(3)	$1,960,000	$580,000	$830,000	$550,000	(3)
Total	**$6,540,000**	**2,140,000**	**$1,610,000**	**$2,790,000**	=

(1) Based on the exchange rate of U.S.$1.00 = CDN $1.2923, which was the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. Prepayment principal and accrued interest at the option of the Company after February, 2005. Includes interest and principal.

(2) The Company is sourcing additional equipment and will make purchase commitments in line with the requirements of the feasibility study currently conducted by M3 Engineering & Technology Corporation and expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

(3) Based on current land use requirements for the Salamandra Property. The Company will continue to make annual payments for an indeterminate period as long as it elects to use the Salamandra Property. Other property payments at the discretion of the Company and are not included.

For additional information related to the Company's obligations and commitments see note 4 and note 13 in the Company's audited consolidated financial statements (Document 2).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission ("SEC") staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process as Exhibit 99.8 with respect to the class of securities in relation to which the obligation to file this Annual Report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT

1. Annual Information Form of the Registrant for the year ended December 31, 2003

2. The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

    *   Auditors' Report on Consolidated Financial Statements and Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

    *   Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002;

    *   Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001;

    *   Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;

    *   Consolidated Statements of Mineral Rights on Unproven Properties for the years ended December 31, 2003, 2002 and 2001;

    *   Notes to Consolidated Financial Statements;

3. Management Discussion and Analysis of Financial Conditions and Results of Operations

EXHIBITS

99.1   Code of Conduct for Chief Executive Officer and Senior Accounting Officers

99.2   Audit Committee Charter

99.3   Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4   Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.5   Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6   Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7   Consent of De Visser Gray Chartered Accountants

99.8   Form F-X

99.9   Consent of Mr. Douglas Austin

99.10   Consent of Mr. Michael J. Lechner

99.11   Consent of Mr. John Marek

99.12   Consent of Mr. Deepak Malhotra

99.13   Consent of Mr. Thomas Dreilick

99.14   Consent of Mr. Donald Clark

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ALAMOS GOLD INC

/s/John A. McCluskey

By _____

John A. McCluskey
Chief Executive Officer

Date: June 3, 2004

Exhibit 1

ALAMOS GOLD INC.

ANNUAL INFORMATION FORM

MAY 12, 2004

ALAMOS GOLD INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

ANNUAL INFORMATION FORM
(the "AIF")
ALAMOS GOLD INC.
(the "Company")

1.   PRELIMINARY NOTES

Effective Date of Information

This AIF is dated May 12, 2004 and unless otherwise stated herein, the information contained in this AIF is current as of such date, other than certain financial information which is current as of December 31, 2003, being the date of the Company's most recently completed financial year.

Incorporation of Financial Statements, Management Discussion and Analysis, and Management Information Circular

The consolidated financial statements for the Company for the year ended December 31, 2003, together with the accompanying auditors' report thereon and Management Discussion and Analysis and the most recent Management Information Circular of the Company dated May 12, 2004 are incorporated by reference and form part of this AIF.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. The following table sets forth the Canadian dollar expressed in United States dollars at the end of each year and the average, high and low exchange rates during the year indicated:

Canadian Dollars into US Dollars	2003	2002	2001
Closing	$0.7710	$0.6339	$0.6278
Average	$0.7146	$0.6368	$0.6456
High	$0.7733	$0.6654	$0.6696
Low	$0.6382	$0.6179	$0.6237

The noon rate of exchange on May 12, 2004, as reported by the Bank of Canada of the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals US$1.3878.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The material differences between Canadian and US GAAP and their effect on the Company's consolidated financial information are summarized in Note 15 of the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2003.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

*Forward-Looking Statement*s

This Annual Information Form contains forward-looking statements concerning the Company's plans for its properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Information Form under Item 4.1 - "General" as well as under Management's Discussion and Analysis incorporated by reference into this Annual Information Form. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Glossary

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following capitalized terms have the meanings set forth herein:

"Ag"

Silver.

"Au"

Gold.

"Alamos Minerals"

Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.

"Asset Purchase Agreement"

The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.

"basalt"

A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.

"Bienvenidos"

Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.

"clastic"

Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.

"Company"

Alamos Gold Inc.

"dacite"

The extrusive (volcanic) equivalent of quartz diorite.

"dome"

An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

"Durango"

Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.

"GAAP"

Canadian generally accepted accounting principles.

"grade"

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. With gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

"HQ diameter"

2.4 inches drill hole diameter.

"Indicated Mineral Resource"

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource"

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Joint Venture Agreement"

The joint venture and option agreement dated October 17, 2001, as amended and restated, among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property.

"Kennecott"

Kennecott Minerals Company.

"km"

Kilometres.

"La Fortuna"

Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Compan

"leaching"

The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water.

"m"

Metres.

"Minas de Oro Nacional"

Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.

"Minera San Augusto"

Minera San Augusto, S.A. de C.V., owned as to 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Property.

"Measured Mineral Resource"

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"National Gold"

National Gold Corporation, a British Columbia company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.

"NI 43-101"

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A rule developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"NQ diameter"

1.75 inches drill hole diameter.

"ore"

A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounces"

A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces which weigh 28.4 grams.

"Placer Dome"

Placer Dome Inc.

"ppm"

parts per million.

"Predecessor Companies"

Alamos Minerals and National Gold.

"Preliminary Feasibility Study"

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, included a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

"RQD"

Rock quality data.

"QA/QC"

Quality assurance/quality control.

"Qualified Person"

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

"Salamandra Property"

A mineral exploration property consisting of various mineral concessions held by the Company's Mexican subsidiary, Minas de Oro Nacional, comprising approximately 16,082.50 hectares located in the State of Sonora, Mexico, which comprises the principal mineral property of the Company.

"Tenedoramex"

Tenedoramex S.A. de C.V., a wholly-owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.

"TSXV"

The TSX Venture Exchange.

2. CORPORATE STRUCTURE

2.1 Name and Incorporation

(1) The name of the Company is "Alamos Gold Inc." The Company's principal place of business is located at 1503 – 110 Yonge St., Toronto, Ontario, Canada M5C 1T4, telephone: (416) 368-9932, facsimile: (416) 368-2934. The Company has administration offices in Mexico. The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 4922, Vancouver, British Columbia, Canada V7X 1J1.

(2) The Company was formed by the amalgamation of Alamos Minerals, a company incorporated under the laws of the Province of British Columbia, and National Gold, a company incorporated under the laws of the Province of Alberta and continued into the Province of British Columbia under the Company Act (British Columbia) on February 21, 2003 (the "Amalgamation") with the resulting amalgamated Company continuing under the name "Alamos Gold Inc." The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003. Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a share exchange basis of two common shares of Alamos Minerals for one common share of the Company and 31,453,980 common shares of National Gold were exchanged on a share exchange basis of 2.352 common shares of National Gold for one common share of the Company.
The new British Columbia Business Corporations Act (the "New Act") came into force on March 29, 2004 and replaced the British Columbia Company Act (the "Former Act"). On April 16, 2004, the Board of Directors of the Company approved the transition of the Company under the New Act and the filing of the transition application containing a notice of articles (the "Notice of Articles"), which will replace the existing memorandum of the Company.

The Board of Directors have determined that it is in the best interests of the Company to adopt new articles (the "New Articles") to replace its existing articles (the "Existing Articles") to take advantage of certain business flexibilities available under the New Act. The Board of Directors have also determined that it is in the best interests of the Company to amend the Notice of Articles by changing the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the New Act. The New Articles and the Notice of Alteration of the Notice of Articles will be presented for shareholder approval at the Company's annual general meeting of shareholders scheduled to be held on June 21, 2004.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the rules and policies of applicable stock exchanges on which its shares are listed, which requirements are often more restrictive than Former Act provisions.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the Board of Directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i) the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company's New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar of Companies (the "Registrar") approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar's approval, if the articles of a company so provide. The Company's New Articles reflect this provision.

2.2 Intercorporate Relationships

<u>Corporate Structure</u>

As of the date of this AIF, the following diagram sets forth the Company's inter-corporate relationships with its active and inactive subsidiaries including the jurisdiction of incorporation or organization and the Company's respective percentage ownership of each subsidiary.



Alamos Gold Inc.
(British Columbia)
Durango Fern Mines, S.A. de C.V.
(Mexico)
(100%)
Minas La Fortuna, S.A. de C.V.
(Mexico)
(100%)
Minera Bienvenidos, S.A. de C.V.
(Mexico)
(100%) (1)
Minas de Oro Nacional S.A. de C.V.
(Mexico)
(100%) (2)

(1) One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held in the name of John McCluskey, for the benefit of the Company.

(2) One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held in the name of John McCluskey for the benefit of the Company.

3.   GENERAL DEVELOPMENT OF THE BUSINESS

3.1   Three Year History

The Company is involved in mineral exploration and development in Mexico. The Company's primary focus is on exploration and development of its Salamandra Property in the State of Sonora, Mexico. See Item 4.3 "Mineral Projects" for further details on the Salamandra Property. Below is a description of the principal activities of the Company and the Predecessor Companies over the past three years.

National Gold – Operations and Activities, 2000 - 2003

National Gold signed an option agreement dated November 15, 1999 with Sedex Mining Corporation to acquire an interest in the McNeil mineral exploration property in British Columbia. Under the terms of the agreement, National Gold was to receive a 50% interest in the property in consideration for Cdn.$30,000, the issuance of 100,000 common shares of National Gold to Sedex Mining Corporation over a three year period and the incurring of Cdn.$1,000,000 in exploration expenses on the property over four years. An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study. In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold acquired an option from Craig Kennedy and Peter Klewchuk to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia. Under the terms of the option agreement, National Gold could have earned a 100% interest in the property by expending Cdn.$750,000 on exploration work and issuing 550,000 shares of National Gold to Craig Kennedy and Peter Klewchuk over a four-year period. In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold also acquired an option to earn a 100% interest from Glen Rodgers in the Soc. Hoard 2 and 3 claims located in North-eastern British Columbia which claims were contiguous to the Zinger property. In November 2002, National Gold terminated this option agreement.

In November 2000, National Gold acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd., which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia. National Gold could have earned a 100% interest in the properties by expending Cdn.$750,000 on exploration work, issuing 225,000 shares of National Gold to Super Group Holdings over a four year period and paying Cdn.$10,000. In November 2002, National Gold terminated this option agreement.

Pursuant to the Asset Purchase Agreement, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, a Mexican company controlled by Placer Dome and Kennecott, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property located in the State of Sonora, Mexico, which is now the principal property of the Company. Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold subsequently entered into an Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 pursuant to which Minera San Augusto assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex and Kennecott.

Under the Asset Purchase Agreement, as amended, consideration for the acquisition of the Salamandra Property was the payment of Cdn.$11,725,014 in acquisition costs and assigned expenses, which was originally payable by National Gold as follows:

(a)   the payment of Cdn.$250,000 in cash up front;

(b)   the assumption of non-interest bearing promissory notes (the "Promissory Notes") aggregating Cdn.$2,750,000:

  (i)   payment of Cdn.$1,000,000 due on the earlier of 60 days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on August 23, 2002 and was paid by the Predecessor Companies; and

  (ii)   payment of Cdn.$1,750,000 due on the earlier of 60 days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008. This amount became due on October 17, 2002 and was paid by the Predecessor Companies;

(c)   the assumption of two non-interest bearing debentures (the "Debentures") for an aggregate principal of Cdn.$7,500,000 due and payable on the earlier of 90 days after the 9-month trailing average gold price equals or exceeds US$325 per ounce (the "Trigger Price") or December 31, 2010. The Debentures were triggered in the fall of 2002 and paid in full in January 2003;

(d)   the assumption and payment of US$420,000 in liabilities; and

(e)   payment of all applicable taxes, fees, commitments and other payments required to be paid to maintain the Salamandra Property in good standing.

The consideration for the acquisition of the Salamandra Property has been paid in full.

The Salamandra Property is subject to a Royalty for Technical Expertise Agreement dated March 23, 2001 between Minas de Oro Nacional and Minera San Augusto (the "RTE Agreement"). Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the following royalty from the date of Commencement of Commercial Production (as defined in the RTE Agreement) until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

(a)   2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

(b)   the additional applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

Sliding scale minimum quarterly advance royalty payments (the "Royalty Reserve") of Cdn.$25,000 were due when the price of gold was equal to or less than US$275 per ounce, rising to Cdn.$150,000 per quarter if the price of gold exceeds US$375 per ounce. As all of the financial obligations of Minas de Oro Nacional and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures have been satisfied in full, the obligation to make the Royalty Reserve payments has ceased.

Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional entered into the Joint Venture Agreement, as amended and restated, pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property in consideration for:

(a)   paying the financial obligations of National Gold as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until Cdn.$875,000 has been paid in the aggregate, which amount included Cdn.$100,000 previously advanced by Alamos Minerals to National Gold;

(b)   using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

(c)   incurring an aggregate of Cdn.$1,500,000 in connection with a pre-production program (the "Pre production Program") within the later of 18 months from the date (the "Registered Operator Date") that Alamos Minerals or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

(d) completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

(e) paying to National Gold Cdn.$2,000,000 on or before the later of 48 months from the Registered Operator Date and June 14, 2004; and

(f) assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

On October 17, 2002, Alamos Minerals and National Gold entered into a letter agreement (the "October 2002 Letter Agreement") pursuant to which Alamos Minerals agreed to provide a Cdn.$675,000 convertible loan (the "Convertible Loan") to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement. As consideration for the Convertible Loan, National Gold issued a convertible note to Alamos Minerals convertible into 2,327,586 National Gold Shares for a period of 12 months. As additional consideration for the Convertible Loan, Alamos Minerals and National Gold agreed as follows:

(a) Alamos Minerals was deemed to have completed its Cdn.$1,500,000 expenditure obligation on the Salamandra Property pursuant to the Joint Venture Agreement;

(b) Alamos Minerals was deemed to have completed the Pre-production Program;

(c) Alamos Minerals was entitled, at its sole discretion and control, to administer thereafter all programs referred to in the definition of "Social Costs" under the Joint Venture Agreement;

(d) Alamos Minerals, and not National Gold, was entitled to charge the applicable 2.5% management fee in respect of such payments for "Social Costs" and would receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

(e) National Gold was to provide Alamos Minerals with National Gold's portion of all "Social Costs" to be paid; and

(f) Alamos Minerals and National Gold agreed to a merger of the two companies.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company. Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company. National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the "Guarantee") the repayment of a Cdn.$5.7 million loan to Alamos Minerals, which loan proceeds were used to prepay in full the Debentures under the Asset Purchase Agreement. National Gold also entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Guarantee. As additional security, National Gold entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which National Gold agreed to pledge its common shares of Minas de Oro Nacional to H. Morgan & Company. Albert Matter, a former President, CEO and director National Gold, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Matter agreed to pledge the one common share of Minas de Oro Nacional held in his name for the benefit of National Gold as further additional security. Following the Amalgamation, this one share of Minas de Oro National was assigned to Chester Millar, a former director of the Company until November 14, 2003. Following the resignation of Mr. Millar from the board of the Company, this one share of Minas de Oro National was assigned from Chester Millar to John McCluskey, the President and CEO of the Company. The terms of the loan from H. Morgan & Company to Alamos Minerals are described under "Alamos Minerals – Operations and Activities, 2002 – 2003" below.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

Alamos Minerals – Operations and Activities, 2000 - 2003

During the last three years, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

In June, 1999 Alamos Minerals acquired an option to earn up to a 70% interest in the San Antonio Property in the State of Sonora, Mexico from, and in consideration for Alamos Minerals subscribing for 2,100,000 shares of, Laminco Resources Inc. (now known as Zaruma Resources Inc.), a publicly traded company listed on the Toronto Stock Exchange. Alamos Minerals was to earn its interest in the San Antonio Property by successfully completing a production scale metallurgical test on the property and incurring US$4,000,000 on exploration and development on the property over a 4½ year period.

During the summer months of 1999, Alamos Minerals drilled 50 short holes in one of the outcropping mineralized zones with the view to checking earlier drilling results, as well as accurately determining the stripping ratio for an open pit capable of producing 30,000 tonnes. Alamos Minerals then submitted permit applications for a bulk mining-leaching test program to the Mexican authorities at the end of 1999.

In the first quarter of 2000, Alamos Minerals established a 20,000 tonne leaching facility at the San Antonio project and by the end of the third quarter of 2000, had spent US$709,000 on the project.

Alamos Minerals experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos Minerals subsequently decided to terminate its interest in the San Antonio project. All deferred costs were written off as of December 31, 2000. Alamos Minerals received an aggregate of US$69,504 in 2000 and US$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property.

Alamos Minerals also had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos Minerals then began seeking suitable exploration opportunities in Mexico, and in July, 2001, Alamos Minerals entered into a Letter of Intent with National Gold whereby the two corporations indicated their interest to merge. In October of 2001, Alamos Minerals and National Gold, terminated their merger plans, as the Directors of Alamos Minerals considered the proposed merger terms not be beneficial to Alamos Minerals at the time. The parties instead entered into the Joint Venture Agreement in respect of the Salamandra Property as more fully disclosed above under "Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003".

In late 2001 and early 2002, Alamos Minerals conducted a small drilling program on the Mulatos deposit on the Salamandra Property designed to find and accurately identify a suitable quantity of near-surface ore that could be used for the an initial bulk mining leach test. Results indicated little near-surface mineralization.

On October 17, 2002, Alamos Minerals and National Gold entered into the October 2002 Letter Agreement pursuant to which Alamos Minerals agreed to provide a Convertible Loan (Cdn.$675,000) to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott in connection with the Joint Venture Agreement. Please refer to the section above entitled "National Gold – Operations and Activities, 2000 – 2003" for additional information regarding the October 2002 Letter Agreement.

On October 23, 2002, National Gold and Alamos Minerals entered into the letter agreement pursuant to which the parties agreed to merge to form the Company. Pursuant to the terms of the letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company. National Gold and Alamos Minerals subsequently entered into the Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 31, 2003, Alamos Minerals borrowed Cdn.$5,701,000 from H. Morgan & Company (the "Loan"), which Loan is repayable in full on February 28, 2008. Interest is payable on the Loan at a rate of 12% per annum, and Alamos Minerals had the right to prepay up to 50% of the Loan on 30 days' prior written notice. Alamos Minerals can prepay any amount of the principal of the Loan after January 30, 2005. The proceeds of the Loan were used to repay the Debentures issued pursuant to the Asset Purchase Agreement relating to the Salamandra Property. Alamos Minerals entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Loan. As additional security for the Loan, Alamos Minerals entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which Alamos Minerals agreed to pledge its common shares of Bienvenidos to H. Morgan & Company. Chester Millar, the Chairman and President of the Company, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Millar agreed to pledge the one common share of Bienvenidos held in his name for the benefit of Alamos Minerals as additional security for the Loan. Following the resignation of Mr. Millar from the board of the Company, this one share of Bienvenidos was assigned from Mr. Millar to John McCluskey, the President and CEO of the Company. Following the amalgamation of the Predecessor Companies, the Loan is now an obligation of the Company, as described under subsection "The Company – Activities Since February 21, 2003."

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

The Company – Activities Since February 21, 2003

On July 25, 2003 the Company engaged M3 Engineering and Technology Corporation ("M3 Engineering") to complete an independent feasibility study at an approximate cost of US$500,000 to determine the feasibility of developing a mine capable of sustaining a rate of production of 100,000 ounces per year on the Salamandra Property and the Mulatos deposit thereon. The material information relating to the Salamandra Property is disclosed under Item 4.3 "Mineral Projects". Although the Company hopes to complete the feasibility study in the first half of 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, the Company cannot say with certainty when the feasibility study will be completed. The design and costing of various components were underway and the mineable quantities of ore and waste were being calculated under various possible working conditions. A technical report dated May 19, 2004 has been completed by M3 Engineering entitled "Technical Report – The Estrella Pit Resource & Reserves, Mulatos Sonora Mexico and is referred to in this AIF. See Item 4.3 "Mineral Projects".

On August 21, 2003 the Company completed a private placement of 8.5 million units of the Company at a price of Cdn.$1.45 per unit each unit consisting of one common share and one half of one share purchase warrant with each whole warrant exercisable at a price of Cdn. $1.75 to purchase one additional common share of the Company. The Company received net proceeds of approximately Cdn.$11,460,000 from the sale of the units.

The Company holds surface rights required for the development of the Mulatos, Escondida and El Victor deposits pursuant to the terms of the 1995 Surface Agreement, which contained a provision that permitted the Company to reduce the surface area leased and the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice. The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected. In August 2003, the Ejido Mulatos obtained a judgment from an Agrarian Court in Mexico in respect of a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property. The court ruled that the Ejido were entitled to be paid US $336,972 in the year 2002 and US $334,375 in the year 2003. The court denied their claim to void the 1995 Surface Agreement. The Company has appealed the decision and is of the view that it is entitled to reduce the leased area and yearly payments by providing proper notice. The appeal is still pending but further communications are underway with the Ejido to try to resolve the dispute.

Following the amalgamation of the Predecessor Companies, the Loan from H. Morgan & Company is now an obligation of the Company. Interest is payable on the Loan at 12% per annum. During the quarter ended September 30, 2003, the Company repaid 50% of the Loan and accrued interest and is entitled to prepay any amount up to the total amount of the principal of the Loan after January 30, 2005.

The Company has conducted approximately US$150,000 of exploration work during the last calendar quarter of 2003 on the Salamandra Property and up to a US$500,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit mineral resource (located on the Salamandra Property). As of December 31, 2003, the 15 hole drilling program was completed on the Estrella Zone of Mulatos and additional drilling is planned to commence on other significant targets of the Salamandra Property in 2004. The results of the 15 hole drilling program demonstrated significant intercepts of gold mineralization higher than the average grade of the deposit. See Item 4.3 "Mineral Projects" for further information on the drill hole composite results. The Company also plans to systematically test the entire Salamandra Property over a number of years.

On November 18, 2003, the Company received a letter from the British Columbia Securities Commission ("BCSC"), following a continuous disclosure review of the Company's public disclosure documents. The Company has rectified the continuous disclosure deficiencies raised by the BCSC and has agreed to file a feasibility study or new technical report on its Salamandra Property in compliance with NI 43-101 following completion of the feasibility study by M3 Engineering and Technology Corporation. While the Company anticipates the feasibility study to be completed in the second quarter of 2004, the technical report on the Estrella Pit Resource and Reserves within the Mulatos Deposit of the Salamandra Property by M3 Engineering and Technology Corporation was completed on May 19, 2004 and has been filed on SEDAR.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years. The Company received net proceeds of approximately Cdn.$28,200,000 in connection with the private placement.

3.2   Significant Acquisitions and Significant Dispositions

The Company was formed by the Amalgamation of Alamos Minerals and National Gold under the *Company Act* (British Columbia) (the "Company Act") on February 21, 2003 with the resulting amalgamated company continuing under the name Alamos Gold Inc. The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003. Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a two common shares of Alamos Minerals for one common share of the Company basis and 31,453,980 common shares of National Gold were exchanged on a 2.352 common shares of National Gold for one common share of the Company basis. A total of 33,224,923 common shares of the Company were issued under the Amalgamation.

As a result, the Company acquired all of the outstanding shares of National Gold by the issue of 13,467,795 shares of the Company valued at $8,000,000. The acquisition was accounted for by the purchase method of accounting as a purchase of National Gold by the Company. The operating results of National Gold are included in the consolidated statement of operations of the Company from February 21, 2003, the effective date of the acquisition.

The details of the assets and liabilities of National Gold acquired by the Company are set out under note 10 of the Company's annual audited consolidated financial statements for the fiscal year ended December 31, 2003.

Alamos Minerals and National Gold have obtained a fairness opinion, the author of which has concluded that the Amalgamation was fair, from a financial point of view, to the shareholders of Alamos Minerals and National Gold. Neither Alamos Minerals nor National Gold have obtained any valuation opinion required under Canadian securities legislation or directives of a Canadian securities regulatory authority or a requirement of a Canadian stock exchange or other Canadian market to support the value of the consideration paid by Alamos Minerals for the shares of National Gold.

3.3   Trends

The Company is in the business of acquiring and exploring mineral properties. As of the date of this AIF, the Company's main focus is on its Salamandra Property in the State of Sonora, Mexico, as described under Item 4.3 "Mineral Projects". The Company may continue to negotiate and acquire additional mineral properties which may be located in Mexico and elsewhere. Also, depending upon the Company's ability to continue to obtain necessary funding to conduct exploration activities on its mineral properties and results from its exploration activities, it may consider farming-out, disposing or abandoning any of these properties.

The financing and exploration and development of any of the Company's properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations and hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favourable but could change at any time and negatively affect the company's operations and business. Please refer to Item 4 "Narrative Description of the Business" for risk factors affecting the Company.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's business, financial condition or results of operations.

4.   Narrative Description of the Business

4.1   General

The Company is in the business of acquiring, exploring and developing mineral resource properties principally in Mexico. The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in metal prices, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production.

As of December 31, 2003, the Company had three full time employees: one full time employee in Vancouver who was the Chief Financial Officer of the Company (replaced by Jon Morda, the new Chief Financial Officer on February 12, 2004, who is located in Toronto), one full time employee in Toronto who was the President and Chief Executive Officer of the Company and one full time employee in Mexico, who was the Chief Operating Officer and Vice President. The Company employs additional full-time or part-time employees or consultants over the year to assist with the ongoing exploratory work at the Salamandra Property in Mexico.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance:

The Company's properties are located in Mexico and are subject to changes in political conditions and regulations in that country

The Salamandra Property, the Company's principal project, is located in Mexico. In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by SEMARNAP, Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the *Comisión National del Aqua* with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company' mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

At present, the Company has not yet completed a feasibility study on the Salamandra Property and the Mulatos Deposit thereon. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, minerals may not be discovered in sufficient quantities to justify commercial operations or sufficient funds required for development may not be obtained on a timely basis. The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult

The Company's principal project is in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico. The Company also plans to hire some of its employees or consultants in Mexico to assist the Company conduct its operations in accordance with local laws in Mexico. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

The Company is involved in ongoing legal action regarding annual lease payments related to its Salamandra Property

The Company holds surface rights pursuant to the terms of the 1995 Surface Agreement, which contained provisions that permitted the Company to reduce the surface area leased and the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice. The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected. The Ejido Mulatos commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and have made a claim to void the 1995 Surface Agreement. A decision was rendered in August, 2003 by the Agrarian Court in Mexico in favour of the Ejido on the payment issue on the basis that the Ejido were not correctly notified of the area and price reductions and ruled the Ejido were entitled to be paid annual lease payments of US$336,972 in 2002 and US$334,375 in 2003. The court denied the claim to void the 1995 Surface Agreement. The Company is of the view that it is entitled to reduce the lease area under the terms of the 1995 Surface Agreement by providing proper notice to the Ejido and reduce its annual lease payments to US$53,000. The Company is appealing the court's decision regarding the payment award to the Ejido. The Company has paid the judgement amounts into court pending resolution of this matter. If the Company is unsuccessful in its appeal of this action, the funds paid into court will be released to the Ejido and the Company may be required to pay higher annual lease payments to maintain the surface rights to the Salamandra Property.

If the Company is not able to comply with all Mexican laws and regulations, this could negatively impact current or planned exploration and development activities on its Salamandra Property

The Company's exploration activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, *Comisión National del Aqua* ("CAN")*,* which regulates water rights, and the Mexican Mining Law. A number of other approvals, licenses and permits are required for various aspects of mine development. The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives. Obtaining and maintaining the necessary permits are critical to the Company's business. Although the Company has obtained the blasting permit and the approval by the CAN of an agreement to acquire surface water rights, the Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Salamandra Property or in any other projects that the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company's activities on the Salamandra Property are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a *Manifesto Impacto Ambiental*, be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the *Manifesto Impacto Ambiental* include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final *Manifesto Impacto Ambiental* approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company's future operations

The commercial feasibility of the Company's properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold and other precious metals. The price of gold may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties. A reduction in the price of gold may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. As of December 31, 2003, the closing price for gold was US$415.45 per ounce. The following table sets forth the average of the daily closing price for gold during the calendar periods indicated as reported by the London Metal Exchange:

	Year ended December 31		
	2003	**2002**	**2001**
Gold (US$ per ounce)	$364	$310	$271

The Company is in competition with other mining companies that have greater resources and experience

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company's functional currency is the United States dollar, which has been subject to recent fluctuations. The Company operations are located in Mexico and many of its obligations are in pesos. The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6197 to US$0.7342 for one Canadian dollar in 2003 and US$0.6200 (high) to US$0.6619 (low) for one Canadian dollar in 2002. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken. The Company has no written employment and/or consulting contracts with its President and Chief Executive Officer, John McCluskey or its Chief of Operations, John Van De Beuken but is in the process of negotiating employment or consulting agreements for each of these officers. Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

There has been no bankruptcy, receivership or similar proceedings against the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company or the Predecessor Companies within the three years ended December 31, 2003 and from January 1, 2004 to the date of this AIF.

4.2 Issuers with Asset-Backed Securities Outstanding

Not applicable.

4.3 Mineral Projects

The Company is an "exploration stage company", as all of the Company's properties are currently in the exploratory stage of development. In order to determine if a commercially viable mineral deposit exists in any of the Company's properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Company's primary focus is on the Salamandra Property in the State of Sonora, Mexico.

Salamandra Property

The following information on the Salamandra Property has been extracted from a report (the "M3 Technical Report") prepared for the Company by M3 Engineering and Technology Corporation ("M3 Engineering") and entitled "Technical Report – The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004:

Description and Location

Location

The Salamandra Property, which encompasses a total of approximately 12,834 hectares licensed for exploitation, 4,220 hectares licensed for exploration and 2,212 hectares for which an exploration license has been applied for, is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico. The property is located approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

Claims

The following list provides the name of the lot, the name of the holder, file, title, date of issuance of the title, the area of the concession and the date of the expiry of title that form part of the Mulatos Project. In the table below "Mon" refers to Minas de Oro Nacional.

Lot Name	Holder	File	Title	Date of Title	Expiration Date	Area in Has.
Poryecto Mulatos, Sahuaripa son. Exploitation Concession						
Alejandra	MON	4/1.3/1632	217765	13-Ago-02	12-Ago-52	405.6606
Betty	MON	321.1/4-700	191273	19-Dic-92	18-Dic-41	453.7237
Capulin 2	MON	4/2.4/01996	217556	16-Jul-52	15-Jul-52	12.0000
Carolina	MON	321.1/4-701	191272	19-Dic-91	18-Dic-41	347.0000
Cont. De Virgencita	OCAÑA	321.1/4-632	190634	29-Abr-91	28-Abr-41	100.0000
Cristina	MON	321.1/4-704	191271	19-Dic-91	18-Dec-41	290.0000
El Jaspe	MON	4/1.3/1611	209714	03-Ago-99	02-Ago-49	78.0000
El Marrano	MON	4/1.3/2004	217518	16-Jul-02	15-Jul-52	434.0000
El Victor De Mulatos	MON	82/6061	196110	23-Sep-92	22-Sep-42	18.0000
La Central	MON	82/7157	196111	23-Sep-92	22-Sep-42	96.0000
La Central No. 1	MON	82/2310	196108	23-Sep-92	22-Sep-42	81.2560
Mirtha	MON	4/1.3/1471	206755	12-Mar-98	11-Mar-48	470.3190
Nuevo Mulatos	MON	82/0891	180600	13- Jul -87	12-Jul-37	30.0000
Salamandra Fraccion 1	MON	45/2.4/01966	212185	30-Ago-96	29-Ago-46	8,072.6559
Salamandra Fraccion 2	MON	4/2.4/01966	212186	30-Ago-96	29-Ago-46	1,161.5005
Salamandra Fraccion 3	MON	4/2.4/01966	212187	30-Ago-96	29-Ago-46	604.000
San Carlos	MON	82/2289	196112	23-Sep-92	22-Sep-42	9.0000
San Lorenzo	MON	4/1.3/1633	210493	08-Oct-99	09-Oct-49	60.0000
San Lorenzo	MON	4/1.3/1739	211573	26-Jun-00	15-Jun-50	15.6160
San Miguel 2	MON	321.1/4-703	195438	14-Sep-92	13-Sep-42	20.2516
San Miguel 1	MON	321.1/4-702	191139	29-Abr-91	28-Abr-41	16.7056
Tequila	MON	4/1.3/1470	206724	12-Mar-98	11-Mar-48	18.7440
La Estrella	MON	4/1.3/1919	217206	25-Jul-02	24-Jul-52	40.0000
						12,834.4329
Exploration Concessión						
El Carricito	MON	82/19625	206895	03-Apr-98	02-Apr-04	2,176.8440
El Carricito 2	MON	82/26288	212507	31-Oct-00	30-Oct-06	100.0000
Cerro Pelon	MON	82/26815	213670	08-Jun-01	07-Jun-07	500.0000
Cerro Pelon 2	MON	82/26914	214866	04-Dec-01	03-Dec-07	500.0000
Los Compadres	MON	82/28236	218820	21-Jan-03	20-Jan-09	10.0000
Corboneras	MON	82/28557	220715	30-Sep-03	29-Sep-09	801.3822
Corboneras 2	MON	82/28680	221518	19-Feb-04	18-Feb-10	132.0000
Ostimuri 1	MON	82/28803	2221082	7-May-04	6-May-10	482.6515
Corboneras 3	MON	82/28841	In Process	In Process	In Process	1,729.4533
Cerro Pelon 3	MON	82/27376	216744	28-May-02	27-May-08	368.0000
						6,800.3312

Nature and Extent

The mineral rights claims were issued by the Mexican Department of Economy, Direcion General of Mines ("SEMARNAP").

Surface rights in the exploitation area are held privately and by the Mexican Government through the "Ejido Mulatos". Ejidos are Agrarian land grants to a group of people. The Ejido residents may use or lease the land but they cannot sell it, only the Mexican Government Agrarian courts can do that.

The Company holds surface rights pursuant to the terms of an agreement (the "1995 Surface Agreement") between Minera San Augusto and the Ejido Mulatos, which contained provisions that permitted the Company to reduce the surface area leased and the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice. The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected. The Ejido Mulatos commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and have made a claim to void the 1995 Surface Agreement. A decision was rendered in August, 2003 by the Agrarian Court in Mexico in favour of the Ejido on the payment issue on the basis that the Ejido were not correctly notified of the area and price reductions and ruled the Ejido were entitled to be paid annual lease payments of US$336,972 in 2002 and US$334,375 in 2003. The Company is of the view that it is entitled to reduce the lease area under the terms of the 1995 Surface Agreement by providing proper notice to the Ejido and reduce its annual lease payments to US$53,000. The court denied the claim to void the 1995 Surface Agreement. The Company is appealing the court's decision regarding the payment award to the Ejido. The Company has posted a letter of credit into court pending resolution of the appeal.

The Company has hired an experienced Mexican company to see if the Ejido will agree to a "friendly expropriation" by the Mexican Agrarian court.

Besides the Ejido surface lease agreement, the Company is negotiating with private citizens and Ejido residents for private property rights. In the case of Ejido residents, their private property consists of constructed items such as houses, barns, etc.

The Placer Dome/Kennecott consortium (Minera San Augusto and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)) holds a net smelter royalty (N.S.R.) on the first 2,000,000 ounces of gold. The royalty starts at 3% up to $299 gold and increases to 3.5% at $300 to $324, 4% at $325 to $349, 5% at $350 to $374, 6% at $375 to $399, and 7% at $400 or higher.

The expiration date of each claim is listed in the table under subsection "Claims" above.

Environmental Liabilities

As described in subsection "History" below, the area was first discovered by European Jesuit priests in 1635. Considerable small and medium scale underground and placer mining occurred up to the Mexican revolution in 1917. Since then a number of companies have done exploration work.

The Mulatos River flows northward 1 ½ km. east of the Estrella pit eastern boundary. The pit eastern boundary is the high point of land and so the pit and mine dump area does not drain directly into the Mulatos River they drain naturally into the Mulatos wash. The Mulatos wash (Arroyo) does not flow continuously. It discharges into the Mulatos River several kilometers north of the mine. There is evidence in the Mulatos wash, which will form the pit northwest boundary of some acid drainage. About 70% of the Estrella pit is sulfide ore. Means have been established to contain acid water. These means include capping the waste dump during and after mining and dams and a 48" storm water bypass pipe through the area which will be disturbed. This pipe will bypass the upstream Mulatos wash storm water through the mining area.

The Ejido village of Mulatos lies on the west side of Mulatos wash ½ km. northwest of the Estrella pit. The village was established to serve the Mina Vieja Deposit; two portals of which are clearly in view from the village. The Mina Vieja outcrop was to be mined in the Placer Dome feasibility study. It is not in this Resource and Reserve Estimation and will serve as buffer to the village, being between the village and pit.

Required Construction and Operating Permits and Approvals

Permit/Approval Name	Approving Authority	Approval Status
Pre-Construction Period		
Land Use Agreement	Ejido Mulatos	Completed
Manifesto Impacto Ambiental	SEMARNAP - INE	Approved
Construction Water Well	Comision National del Agua (CNA)	Approved
Surface Use Change	SEMARNAP	Pending
Access Road	SEMARNAP - INE	Approved
Land for Mulatos Town Relocation	Ejido Mulatos, Municipality of Sahuaripa	In-progress
Mulatos Town Relocation	SEMARNAP - INE	Approved
Mulatos Town Access Road	SEMARNAP - INE	Approved
Transmission Line Right-of-Way	Local Landowners	In-progress
Power Transmission Line	INI, CFE	In-progress
Sand and Gravel Barrow Pit	Comision National del Agua	Approved
Clay Barrow Pit	SEMARNAP - INE	Approved
Access Road Right-of-Way	Local Landowners	In-progress
Access Road Construction Water Supply	Comision National del Agua Town of Yecora	Partial Approval
Equipment Importation Permit	Hacienda	In-progress
Pre-Operations Period		
Operations Water Supply	SIUE	Yes
Garbage Dump	SIUE	No
Camp Sewage Treatment Plant	Comision National del Agua (CNA)	No
Camp Water Supply	Comision National del Agua (CNA)	Approved
Air Quality Permit	SEMARNAP	No
Explosives Permit – Mine	SEDENA	Yes
Explosives Permit – Road Construction	SEDENA	Pending
Operations Period		
Closure Plan	SEMARNAP	No

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation and Vegetation

The project is located in rugged mountains in east central Sonora Mexico, just west of the Chihuahua border. The low project elevation is 950 meters at the Mulatos River, 1 ½ km. east of the Estrella Pit. Average project elevation is 1,400 meters with peaks rising to 1,700 meters. The higher elevations host ponderosa pine, the lower elevations shrubs and cactus.

The Means of Access to the Property

It is now 8 hours (380 kilometers) by road from Hermosillo Sonora the state capital. Road construction projects incorporated in this project will shorten the driving time to 6 ½ hours.

Highway #16 is narrow but paved from Hermosillo which passes south of the project. From the highway to Mulatos dirt roads are being improved.

Various small unpaved airstrips exist in the area. The nearest serviceable airstrip is 15 km. to the east at Matarachi.

Proximity of Property to Population Center and Nature of Transport

The village is located ½ km. north east of the Estrella Pit. It was located close to and shielded somewhat from the Estrella Pit, by the Mina Vieja outcrop which was mined by underground means. The village has approximately 100 structures and a population of 300.

Matarchi is a slightly larger town with an airstrip located 15 km northeast.

The larger towns in the area are Yecora, population 10,000 4 hours drive, to the south and Sahuara population 7,000 3hours drive to the north. Both towns are within 100 km. of site but take approximately 3 hours to drive to.

Transport in the area is largely by "pickup truck". The mine will have buses and accommodations for 50% of the workforce at a time. The other 50% will be on "offshift" or living in one of the surrounding communities.

Climate and Length Of Operating Season

From July to September, the air is humid and hot, typically 35°C. In this period called the "monsoon" over half of the average rainfall of 0.8 meters falls. The winter months are cooler and an occasional frost of -2°C occurs. None of this restricts the mining activities.

Sufficiency and Surface Rights

See subsection "Nature and Extent" above for a surface rights discussion. The problem is to find a flat enough surface to locate the heap leach pad area, as the terrain is mostly up and down. So the heap leach pad is located 2 km from the pit in a relatively flat area. The ponds and A.D.R. plant are located at the south end of the leach pad. Later an area on the north side of the phase I pad will be constructed.

Power will likely be produced on site by 5- 1000 KW diesel generators. Quotations have been obtained from the national government owned utility "C.F.E." for a 115 kV line to Mulatos or in conjunction with other developing mines in the area. This approach is too expensive initially, but may be installed later.

The Company has purchased water rights. The water will come from the nearby Mulatos River and small local impoundments.

Skilled miners are available in Sonora. A minimum of expatriate supervisors are allowed for.

Mine waste pile disposal is centered on Mulatos wash. A continuous 2 km. long 48 inch pipe under the waste pile and damns bypasses runoff water from upstream undisturbed areas. The mine plans to resurface finished dump areas on a continuous basis, to minimize acid generation.

History

The Prior Ownership of the Property and Ownership Changes

Mulatos was first discovered in 1635 by Jesuit priests. The area saw considerable activity by various groups throughout the 1800's and 1900's. The owner of the first registered claim was Thomas Suza, in 1806. Succeeding owners include: N.Y. Ancheta and Ramon Bringas in 1821 and Mr. Ortese in 1863. In 1869, the property was bought by the Aguayo brothers. In 1887, they sold it to Hobart and Hayward of San Francisco, California. After a long lawsuit in 1980, the property was given to the Rey del Oro Mining Company and later transferred to Greene Gold Silver Company, which worked the claim until the Mexican Revolution in 1910.

Companies that have been interested in the district since 1960 include: Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angles), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas in 1984, and Kennecott in 1990.

Kennecott conducted exploration activities on the ground surrounding the Nuevo Mulatos and Tequila claims for many years. Their efforts focused on the El Victor- San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

Minera Real de Angles ("MRA") acquired the Nuevo Mulatos claim in 1986 and carried out extensive exploration activities. MRA culminated their efforts with a pre-feasibility study in 1990. As part of that study, MRA calculated a lognormally kriged mineral resource of 15.5 Mt grading 1.83 g/t Au at a cut-off grade of 1.0 g/t Au.

Placer Dome acquired full ownership of the claims from MRA in 1993. Subsequently, Placer and Kennecott entered into a joint venture agreement covering the Mulatos deposit and 34,000 ha of surrounding land. Placer functioned as the developer and potential operator with a 70% interest.

Empressa Minera Can-Mex, S.A. de C.V. ("Can-Mex"), a subsidiary of Placer International Exploration, Inc., undertook exploration work on the property from 1993 to 1999.

In 2001 National Gold, through its Mexican subsidiary Minas de Oro Nacional acquired a 100% interest in the Salamandra Property from Minera San Augusto, a Placer subsidiary, for cash and a sliding scale Net Smelter Royalty in favor of Minera San Augusto on the first two million ounces of gold. Alamos Minerals optioned 50% of the assets by being responsible for exploration and other expenditures.

In 2003, Alamos Minerals and National Gold merged to form the Company. The Company through its wholly owned Mexican subsidiary Minera de Oro Nacional owns 100% interest in the Salamadra Property.

The Salamandra Property consists of the Mulatos deposit and six satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura and El Carricito.

This initial development is in the southern end of the Mulatos deposit called the Estrella pit. Immediately north and east of Estrella are the Viejo, Escondido, Gap and Victor Potential Pits.

Type, Amount, Quality and Results of Exploration

Within the area of the geologic model, 360 reverse circulation drill holes have been drilled to date. These include 119 holes by MRA, 69 holes by Kennecott and 172 holes by Placer Dome.

One hundred thirty four core holes have been drilled within the area of the geologic model. MRA drilled 11 core holes and Placer Dome drilled 110 core holes. The 110 holes by Placer Dome include 21 holes drilled for metallurgical test work, eight in 1994 and 13 in 1996. Seventeen of the Placer Dome core holes were logged for geotechnical information. The location of the core drill holes within the deposit area can be seen in the M3 Technical Report on Figure 13.2.

The Company has drilled 13 core holes from existing adits.

Type, Amount, Quality and Results of Exploitation

No accurate records are available for historic gold production from the Estrella pit area. MRA constructed two declines in the mid to late 1980's in it.

Acquisition of the Salamandra Property

The information on the vendor of the Salamandra Property and consideration paid for the Salamandra Property by National Gold is disclosed under Item 3.1, subsection "National Gold – Operations and Activities, 2000-2003."

Geologic Setting

General descriptions of regional and local geology were previously provided in the MRA pre-feasibility and the Placer Dome feasibility study. However, since that time major revisions have been made to the understanding of local geology and deposit genesis. Some of the first attempts to unravel details of the local geologic sequence was made by consulting geologist J. I. Lyons and is described in his report "Geology of the Mulatos Prospect, Sonora" dated March 8, 1993. More detailed investigations were made by J.M. Staude during the course of a University of Arizona Ph.D. thesis in 1994. Placer Dome Exploration ("PDX") geologists made extensive revisions during the geological modeling process for the 1997 feasibility study, followed by a new geologic model resulting from geologic and exploration work completed in late 1997 and 1998. The geologic model resulting from the 1997 and 1998 revisions is believed to be the most accurate and current, and is being used for the 2004 Estimate.

Regional Geology

The Sierra Madre Occidental volcanic province is composed of two distinct packages of volcanic rocks, a lower early Oligocene (28 to 36 Ma.) group of predominantly andesitic volcanic rocks, and a younger Miocene (18 to 24 Ma.) group of bimodal rhyolitic to basaltic volcanic rocks. Paleozoic to Cretaceous-age sedimentary rocks and early Tertiary sediments are inferred to underlie the volcanic rocks at depth in the project area, but are not exposed at any location within the district. The sub-volcanic sedimentary package is well exposed along the road between the towns of Arivechi and Tarachi, however. Several large intrusive bodies of presumed mid-Tertiary age are present within the area, one near Matarachi and the other about 10 km north of Mulatos along the Rio Mulatos.

Local Geology

The Mulatos deposit is a large epithermal, high sulfidation or acid sulfate, disseminated gold deposit hosted within a mid-Tertiary dacitic to rhyodacitic volcanic dome complex. Gold mineralization is closely associated with silicic and advanced argillic alteration occurring near the upper contact of a rhyodacite porphyry and in overlying dacite flows and volcaniclastic rocks. The deposit is located within a large area of hydrothermal alteration approximately three square kilometers in extent. Significant concealed mineralization was discovered below barren post-mineral rocks, however, suggesting the limits of the mineralized system may be greater than previously assumed.

Lithology

Volcanic rocks in the Mulatos project area consist of dacitic to rhyodacitic porphyry flows, volcaniclastic rocks, lithic to lithic crystal tuffs, and basalt flows. Significant changes have been made in the understanding of the stratigraphy of the volcanic succession hosting the Mulatos deposit since completion of the 1996 Placer Dome feasibility study, particularly involving the units in the northern portion of the deposit. Volcanic stratigraphy was previously assumed to be a normal stratigraphic sequence consisting of dacitic to rhyodacitic flows deposited in a volcanic dome complex overlain by post-mineral tuffs. A large intrusive hydrothermal breccia was believed to crosscut the dome complex rocks.

The breccia complex is now believed to be volcaniclastic material derived from partial erosion and destruction of the dome complex prior to deposition of the post-mineral volcanic units. The lower volcanic flow units are largely unchanged from the Placer Dome feasibility study interpretation and descriptions, but the upper units were found to be lateral equivalents of the same unit. One of the units previously thought to be post-mineral was also found to be one of the primary host rocks. The stratigraphy of the post-mineral volcanic rocks was also defined in an attempt to determine structural offset along faults, and predict depth to mineralization.

The lowest unit hosting mineralization in the deposit is a dacite porphyry (Tdf4), a composite unit of several lava flows and some volcanic sediment, with one or two minor pyroclastic intervals. It is overlain by a medium to coarse grained rhyodacite porphyry (Trf), one of two main host rocks for gold mineralization. The rhyodacite appears to be comprised of several distinct flows, with texture and mineralogy varying slightly between flows. It is largely intact in the southern portion of the deposit, but is thin to absent in the northern portion due to partial erosion and destruction of the dome complex. The rhyodacite porphyry is overlain by a another dacite porphyry unit (Tdf3) very similar in composition and texture to the lower dacite porphyry and only distinguishable on the basis of stratigraphic position. It is absent from the central deposit area due to erosion during subaerial exposure of the dome complex, but hosts significant mineralization in the southern portion of the deposit.

The dome complex appears to have been subject to a long period of erosion and possibly explosive destruction following deposition of the dacitic and rhyodacitic flow units. Host rocks for the northern portion of the deposit are comprised of fragmental volcaniclastic sedimentary rocks derived from erosion and partial destruction of earlier dome complex units (Tdf4, Trf, Tdf3). The fragmental rocks unconformably overly the dacitic and rhyodacitic flows, with over 300m of relief on the basal unconformity surface. Fragmental rocks are comprised of two predominant facies, a coarse-grained clast supported conglomeratic facies (Tpcg), and coarse to fine grained volcaniclastic sandstone (Tpqz). Gold mineralization is generally confined to the coarse grained facies. The fragmental rocks were previously interpreted as a breccia pipe, but textures within the breccia are frequently stratified, and no breccia roots are indicated by deep drill holes.

Table 9.1 is a summary of the main lithologic units present in the Mulatos deposit (youngest at the top of the table and oldest at the bottom).

Table 9.1
Main Lithologic Units

Age	Unit	Name	Description	Mineralization
| |	Tvu	Undefined volcanic rocks	Comprised of felsic pyroclastic rocks and basalt flows located west of the Mulatos fault and north of the Estrella deposit; overly the Escondida zone.	Unmineralized
| | O	Tplt	Post Mineral Rhyolite tuff	Comprised of a rhyolite crystal tuff (rich in biotite) that unconformably overlies the altered and mineralized dome complex.	Unmineralized
L D	Tpcg, Tpqz, Ttq	Volcaniclastic Fragmental Unit	Comprised of fine to coarse grained volcaniclastic fragmental rocks derived from erosion and partial destruction of the earlier dome complex rocks (Tdf4, Trf, Tdf3). Maximum thickness of this unit is 300m, in the northern portion of the deposit.	Major host of gold mineralization in the northern portion of the Mulatos deposit.
E	Tdf3	Dacite Porphyry Flow	Similar to Trf, distinction is quartz is rare to absent. Up to 90m thick in the southern portion and removed by an erosional event in the central and northern area.	Significant gold mineralization in the Estrella is in the basal portion of Tdf3
R | | | |	Trf	Rhyodacite porphyry	Comprised of lava flows or dome-flow complexes, between 100 to 150m thick in the southern portion (Estrella) portion of the deposit. The unit includes an abundance of large di-pyramidal Quartz phenocrysts (<= 10mm) and is the only dome complex flow containing appreciable quartz.	Gold mineralization in the Estrella is predominately located along the upper contact of the Trf
| |	Tdf4	Dacite Porphyry	Lowest dacite flow, medium grained, Composite of several lava flows and some volcanic sediment with one or two minor pyroclastic intervals.	Minor gold mineralization
V	Ts	Andesitic Tuff	Sequence of stratified andesitic lithic lapilli tuffs	Locally copper rich

Structural Geology

Tilting and post-mineral normal faulting associated with late Tertiary extensional tectonics have affected both the mineralized flow dome complex and overlying volcanic rocks. Faults have been defined by surface and underground mapping as well as sectional interpretation. Three dominant structural trends are present in the project area. Primary mineralized structures are northwest trending in the Estrella deposit area, with high-angle southwest dips. Mineralized structures north and south of the Estrella portion of the deposit are northeast-oriented, with high angle to near-vertical dips. Post-mineral faults are dominated by the high-angle, north-south trending Mulatos normal fault and associated parallel structures, which down-drop stratigraphy and mineralization to the west. Other significant post-mineral structures include the northeast trending Escondida fault, which offsets the Mina Vieja mineralization, and the northwest trending San Francisco fault. Post-mineral faults result in the Mulatos deposit being down-dropped to the north in stair-step fashion.

Alteration

All lithologic units of the dome complex are intensely altered. Alteration assemblages are typical of high sulfidation deposits, and show zonation patterns from distal propylitic alteration to illite to kaolinite to dickite/pyrophyllite to pervasive and vuggy silica alteration. Gold is predominantly hosted within silicic alteration. Two periods of alteration and perhaps gold mineralization are suggested, as the fragmental unit contains clasts of varying alteration assemblages, plus is overprinted by strong silicic and/or argillic alteration.

Gold mineralization controls are both structural and stratigraphic. A series of northwest trending, en echelon structural zones is the primary control of silica alteration and higher-grade gold concentrations in the Cerro Estrella portion of the deposit, with important secondary stratigraphic control along flow boundaries and within coarse grained volcaniclastic fragmental rocks.

The altered and mineralized units are locally overlain by a thick section of unaltered volcanic rocks that are believed to be post-mineral in nature. Although the basal unit is locally argillized, clay mineralogy is low temperature, and altered intervals are barren of gold concentrations. The post-mineral units form a relatively thick sequence on to the northeast of the Mulatos deposit, and extend from Puerto del Aire to the El Victor area. Maximum thickness is 200m, but in general range from 0-150 m.

Exploration

The area saw considerable activity by various groups throughout the 1800's and 1900's, with the majority of historic production attributable to Greene Consolidated Gold and Silver Mining Company in the late 1800's. Gold production largely ceased during the Mexican Revolution in 1910.

Kennecott conducted extensive exploration activities on ground surrounding the Nuevo Mulatos and Tequila claims from 1991 through 1993. Their efforts focused on the El Victor/San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

MRA acquired the Nuevo Mulatos claim in 1986 and carried out extensive exploration activity thereafter, culminating their efforts with a pre-feasibility study in 1990.

Placer Dome acquired full ownership of the claims from MRA in 1993. Subsequently, Placer Dome and Kennecott reached a 70/30 joint venture agreement, covering the Mulatos deposit and 35,000 hectares of surrounding land, with Placer Dome as operator. Exploration work was conducted by PDX, a subsidiary of Placer Dome, and Can-Mex, a subsidiary of PDX. PDX conducted extensive exploration in the deposit area and reconnaissance exploration with limited drilling on the remainder of the land position from 1993 through 1996, which resulted in a feasibility study and a positive mine construction decision in 1997. Additional exploration work undertaken in late 1997 and 1998 resulted in the discovery of the Escondida deposit to the northeast of Mulatos, and additional mineralization between Escondida and the El Victor areas. Placer Dome suspended all exploration and development activities in the district in the second quarter of 1999.

In 2001 National Gold, through its Mexican subsidiary Minas de Oro Nacional acquired a 100 % interest in the Salamandra Property from Minera San Augusto, a Placer Dome subsidiary. In 2003 Alamos Minerals and National Gold merged to form the Company. The Company, through its wholly owned Mexican subsidiary Minas de Oro Nacional owns 100% interest in the Salamandra Property.

The Company drilled 13 underground core holes in the Estrella area in 2003 as part of its continued exploration activities on the Salamandra Property. The collection of geologic information continues in the Mulatos deposit and many of the satellite gold systems.

The resource model area of Mulatos has been explored using surface and underground geologic mapping, core and reverse circulation drilling, channel sampling and assaying of bulk samples taken during underground excavation. Table 12.1 summarizes the drilling information collected through the end of 2003.

Table 12.1
Drilling Summary

| Company | Reverse Circulation Holes | Core Holes (Surface and Underground) | | | Other Drilling & Sampling |
		Assay & Logged	Metallurgical Sample	Geotechnical Logged	
Minera Real de Angeles (MRA)	119	11	0	0	0
Kennecott	69	0	0	0	0
Placer Dome	172	110	21	17	61
Alamos Gold Inc.	0	13	0	0	0
Total	**360**	**134**	**21**	**17**	**61**

Drilling

The Mulatos deposit has been drilled using both core and reverse circulation techniques. Table 12.1 summarized the drilling by type and company.

Data collection began with the geologists logging the drill holes on site. Reverse circulation holes were logged from chip trays containing representative samples collected from each sample interval. Geologists logged onto paper sheets. Logging included the notation of various aspects of lithology, alteration, and mineralization. Core drill holes were also logged onto paper sheets. Core hole logging was more detailed and included core recovery, RQD, lithology, structure, alteration, and mineralization.

Drill hole geologic data from MRA's project is available as both basic graphic and descriptive logs, the majority of which have been translated into the Geology format. Kennecott logs are available as paper copies depicting graphic and descriptive information, and as digital Geology files. The majority of Kennecott and MRA reverse circulation sample chip trays are still available and are stored at the project site. They have been re-logged to conform to the currently understood stratigraphy and mineralization.

Prior to 1996, information from drill hole logs was compiled and entered into the Paradox database, then transformed into Geology type files. In 1996, drill hole geology and other information were input directly to Geology type files. As part of the re-modeling exercise, all holes were re-logged for rock types, alteration, and oxidation in the spring of 1996.

Additional information collected from the drilling included specific gravity samples and geotechnical logging. Density determinations were completed by Placer Dome on approximately 2,800 core samples. These samples were collected from a variety of rock, alteration, and oxidation types. Geotechnical data was collected under the guidance of Golder Associates Inc. during the 1994 and 1996 core drilling program. Geotechnical drill holes were treated the same as all other core holes with respect to geological logging and sampling. Additional geotechnical data as prescribed by Golder Associates Inc. was also collected.

Thirteen underground core holes were drilled by the Company from the Nopal, Cantil, and Nopalito adits during the fall of 2003. All core was logged on site with paper logs and entered as digital Geology files. The drill core was photographed using a digital camera and then cut and sampled on site. A one-half split for all core is archived on site.

Sampling Method and Approach

The drill holes and other sample collection have been done by four different exploration companies during the recent history of the Mulatos project, utilizing at least four different drilling contractors. Summarized below is the current understanding of the sampling protocol used for each company's drilling and sample collection of information used to generate the resource and reserve estimate contained in the M3 Technical Report.

Minera Real de Angeles

The following is a brief synopsis of MRA's sample collection techniques as described in the MRA pre-feasibility report which was obtained from the June 1997 feasibility study of the Mulatos Project prepared by Placer Dome and M3 Engineering for National Gold.

Reverse circulation drilling was accomplished using a Drill Systems MPD-1000 truck-mounted rig. Samples were collected on 3 m intervals. In most cases holes were drilled dry down to a depth of 120 m. Below 120 m, water was injected to obtain a wet slurry sample. The entire 3 m sample weighting approximately 80 kg was collected in the cyclone on the drill. It was passed directly from the cyclone on the drill into a Jones type splitter. The sample volume was reduced by multiple passes through the splitter to ultimately obtain two samples weighing approximately 10 kg each. One sample was sent for assay analysis, while the second sample was retained and stored as an archive sample.

Core drill holes were sampled on 3 m intervals. In the early stages of MRA's core drilling program, the entire drill core was bagged and shipped for assay analysis. Later, the core was split; half was sent for assay, and the other half was retained for archive storage.

Kennecott

Other than sample length, specific techniques, procedures, and methodologies used by Kennecott are unknown. The reverse circulation cuttings from holes drilled by Kennecott were sampled on 5 ft (1.52 m) intervals.

Placer Dome

Drilling Techniques

Two different drilling contractors were used for reverse circulation drilling by Placer Dome during 1993-1994: Dateline Drilling of Landusky, Montana; and Drilling Services Inc., of Hermosillo, Sonora, Mexico. Both companies are U.S. based and used American drillers.

Dateline used a track-mounted type reverse circulation rig. This unit operated with a 900 cfm/350 psi compressor. Drill rods were 10 ft in length, and hole diameter was 4.5 inches. At various times Dateline had difficulties obtaining an adequate sample recovery volume. Also, they were unable to drill many of the strongly silicified zones, and geologists sometimes had to stop the hole short of planned depth. Ultimately, Dateline's contract was terminated in March 1994 due to problems with recovery and an inability to drill strongly silicified zones.

Drilling Services Inc. used a Cyclone Model TH-100A truck-mounted rig utilizing a 750 cfm/250 psi compressor. Drill rods were 20 ft in length and hole diameter was 5.5 inches. Drilling Services was usually able to recover samples of adequate volume. They did have difficulty drilling some of the strongly silicified zones, particularly in the Buena Vista breccia. Several holes were stopped short of planned depths because of an inability to penetrate these zones.

Major Drilling Inc. and Layne de Mexico were contracted for diamond core drilling. Holes were collared with HQ diameter core, and, only if necessary due to hole conditions, were they reduced to NQ diameter.

Three drilling companies were involved in the 1996 drilling program. Reverse circulation holes were completed by Layne of Mexico (formerly "Drilling Services Inc.") and Boytec Sondajes de Mexico. Both companies used Cyclone Model TH-100A truck-mounted rigs utilizing a 750 cfm-250 psi compressor. Core drilling was contracted to Major Drilling Inc. Holes were collared with HQ diameter core and were reduced to NQ diameter if necessary due to hole conditions.

Layne de Mexico conducted both core and reverse circulation drilling during the 1998 exploration programs. Core was drilled with HQ diameter size.

Sample Collection – Reverse Circulation Drilling (RC)

Reverse circulation cuttings from holes drilled by Placer Dome were sampled on 5 ft (1.52 m) intervals and handled using the following protocol:

*   In almost all instances holes were naturally dry, but water was injected during drilling to obtain a wet slurry.

*   The entire 5 ft sample was collected in the cyclone on the drill.

*   The entire wet sample was passed directly from the cyclone on the drill through a rotary splitter reducing volume to obtain a sample of approximately 10 to 15 kg. Sample cuttings and water passed directly from the rotary splitter into 5 gallon buckets. Afterwards, polymer was added, the sample was set aside, and allowed to settle for approximately 2 days. Clear water was then decanted. The remaining sample cuttings were bagged and shipped to Hermosillo for analysis.

The primary laboratory used for assaying of Placer Dome reverse circulation samples during 1993 and 1994 was SGS-XRAL Laboratories ("SGS-XRAL") in Hermosillo. Check assays during this period were performed by Bondar Clegg in Vancouver, British Columbia, and Rocky Mountain Geochemical in Salt Lake City, Utah. During 1996, the primary laboratory used for assaying was Barringer Laboratory in Reno, Nevada, with check assays sent to the Placer Dome Research Center in Vancouver, British Columbia.

Sample Collection – Core Drilling

Core drilled by Placer Dome was logged and sampled at site. After completion of geological logging, measurement of core recovery, and collection of RQD information, geologists defined and labeled the intervals to be sampled. Core holes were consistently sampled on 5 ft (1.52 m) intervals with the exception of tops and bottoms of holes and intervals adjacent to missing samples. Skeleton core samples approximately 4 cm long were collected and saved for each 10 ft (3.05 m) interval down the hole. Skeleton core is stored at the project's core storage facility. Most of the core boxes were photographed prior to sampling; pictures are stored in Hermosillo, with copies available at the project site.

Core drilled prior to 1997 was not split. The entire core, minus skeleton core samples, was bagged by sample interval and shipped to the SGS-XRAL laboratory in Hermosillo for analysis. All core was cut on site during the 1997 and 1998 exploration programs, with one half split used for sampling, and the other split saved on site. Prior to April 1994, check assays were performed by Bondar Clegg laboratories in Vancouver, British Columbia. Beginning in April 1994, Rocky Mountain Geochemical, in Salt Lake City, Utah also performed check assays.

Core logging and sampling procedures in1996 were similar to those used in 1994, except that sampling intervals were based on geological contacts (rock types, alteration, and/or oxidation states), with 5 foot intervals as a standard sample length in rock types presenting similar characteristics. The entire core was bagged and shipped to the Placer Dome Research Center in Vancouver, British Columbia, for sample preparation, analysis, and metallurgical testing. Check assays and QA/QC procedures were performed internally by the Placer Dome Research Center.

Core logging and sampling procedures in 1997 and 1998 also involved sampling to geologic contacts, with five foot (1.5m) sample intervals being the standard length. A one-half split was sent to Barringer Laboratory in Reno, Nevada after the core was cut with a diamond saw.

Sample Collection – Metallurgical Drill Holes

Metallurgical drill holes were processed at site in a similar manner to other core drill holes. Geologic logging, sample interval definition, measurement of core recovery and collection of RQD information collection was completed by geologists. All samples were bagged and shipped to Hermosillo. Samples were then loaded into 55-gallon barrels and shipped to the Placer Dome Research Center, in Vancouver, British Columbia.

Core samples from the 1994 campaign were sawed in half. One half was crushed and a split was analyzed for gold, silver, and 26 other elements. The rejects and the other half-core were then utilized for metallurgical test work. In 1996 the samples were first crushed to 1/2 inch, and then spilt using a Jones Riffle splitter in two halves. The first half was further reduced to minus 10 mesh and assayed for gold, silver, and copper. The second half was used for metallurgical test.

Sample Collection – Underground Channel Samples

Metallurgical samples were collected from three underground audits: El Nopal, El Cantil, and Buena Vista II. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 5 ft (1.52 m) in length. The work was contracted to COMYCSA, of Hermosillo, and was supervised by Can-Mex geologists. Sample intervals were described by geologists using a format similar to the drill hole logging techniques. Samples were bagged and shipped to Hermosillo, loaded into 55 gallon drums, and shipped to the Placer Dome Research Center, in Vancouver, British Columbia.

In 1996 additional channel samples were collected from the El Nopal, Nopalito, Cantil, Buena Vista I, Buena Vista II, San Francisco, El Salto, Escondida, and Hule underground workings. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 1.5 m in length. The work was contracted to Construcciones Tres Hermanos of Sahuaripa, Sonora, and was supervised by Can-Mex geologists. Sample intervals were merged with the Geology files created from the 1996 underground re-mapping exercise. Samples were bagged and shipped to Barringer in Hermosillo for sample preparation. Each entire sample (20-40 kg) was crushed to minus 10 mesh. A 1-kg split was fine crushed to minus 150 mesh before assay on a 30-g aliquot was performed (Au, Ag and Cu). Assaying was performed by Barringer Laboratory in Reno, Nevada.

The Company

Drilling Techniques

Underground core drilling was conducted in the fall of 2003 by Layne de Mexico, located in Hermosillo, Sonora. A Hagby Electric Short Feed Frame underground drill was used, with NQ size core. No hole reductions were necessary. A combination of Canadian and Mexican national drillers were used.

Sample Collection – Core Drilling

Core was logged and sampled at site. After completion of geological logging, measurement of core recovery, and collection of RQD information, geologists defined and labeled the intervals to be sampled. Core holes were consistently sampled on 5 ft (1.52 m) intervals with the exception of tops and bottoms of holes and intervals adjacent to missing samples. All core was cut on site with a diamond saw, with one half split used for sampling, and the other split saved on site. All core was digitally photographed prior to sampling.

The split core was bagged by sample interval and shipped to the BSI Inspectorate sample prep lab in Durango, Mexico, and with pulps being sent to Reno, Nevada for analysis. The Company's QA/QC protocol included the submission of standards and blanks every 20th sample, and utilized the same standards and procedures as used for the Placer Dome 1996-1998 drilling programs.

Sample Preparation, Analyses and Security

The methods used to collect the samples on the property are discussed in subsection "Sampling Method and Approach" above. This section presents the assay laboratory protocol.

Laboratory protocols and analytical methods used by SGS-XRAL (Hermosillo) and Barringer (Reno) Laboratories are outlined below.

In March and April 1994, a review of SGS-XRAL laboratory procedures was undertaken by various Placer Dome people as well as a consulting chemist. Based upon recommendations from those people, SGS-XRAL laboratory procedures were changed in May 1994. The following sections describe the procedures prior to and after May 1994, as well as 1996 Barringer Laboratory procedures.

Prior to May 1994, SGS-XRAL prepared samples according to the following protocol:

* Samples were sorted, and then dried at 110°C.

* The entire sample was jaw crushed to minus 1/4 inch.

* The resulting sample was riffle split until a 1-kg sample was retained. The remaining sample was saved as a coarse reject.

* The 1-kg sample was pulverized to minus 200 mesh using a mixer-mill pulverizing/homogenizing bowl and puck system. This sample was assayed as described below under Analytical Methods.

* Every tenth 1-kg sample was riffle split to form a second pulp, which was assayed as a duplicate assay.

Beginning in May 1994, SGS-XRAL prepared samples in the following fashion:

* Samples were sorted, and then dried at 110°C.

* Samples were then jaw crushed to minus 1/4 inch. In the case of core, samples were further disc ground to minus 10 mesh.

* The resulting sample was riffle split and a 1.5-kg sample was retained. The remainder of the sample was saved as a coarse reject.

* The 1.5-kg sample was pulverized to minus 200 mesh.

* This 1.5-kg pulp sample was riffle split. One half of the sample was bagged and used for SGS-XRAL assays. The second half was riffle split four ways and then bagged to form four separate pulp samples. The four extra samples were either stored as spare duplicates at the Can-Mex warehouse facility or used for check assays.

All 1996 reverse circulation and underground channel samples were sent to Barringer Laboratories. Sample preparation of channel samples sent to Barringer is described above and will not be repeated here.

* Samples were sorted, and then thoroughly dried at 110°C.

* Samples were then crushed using combination of jaw and roll mill to 70% passing minus 40 mesh.

* The resulting sample was riffle split and a 0.3-kg sample was retained. The remainder of the sample was saved as a coarse reject.

* The 0.3-kg sample was pulverized to minus 150 mesh with a ring and puck pulverizer. Clean sand was employed between each sample to clean the pulverizer.

* This 0.3-kg pulp sample was sent to Barringer Laboratory in Reno, Nevada for assaying. The rejects were returned to Can-Mex and stored as spare samples at the Can-Mex warehouse facility.

As part of the sulfide sulfur modeling program, a total of 6,068 sulfur analyses were performed. Samples consisted of pulp composites from contiguous sample intervals (drill holes or channel samples). Original pulps were sent to Barringer for compositing and assaying. The compositing procedures were as follows:

* Individual original pulps were first homogenized by rolling;

* Approximately 10 g of material was split from each individual pulp sample;

* Four different interval splits forming the composite were mixed together and homogenized; and

* An aliquot was collected from the composite sample for assaying.

SGS-XRAL performed gold fire assays with an atomic absorption finish for all samples. For most samples a 50-g aliquot was used. Prior to May 1994, for all samples with a resulting assay equal to or greater than 10 g/t Au, a second aliquot of pulp was taken to produce a fire assay with a gravimetric finish. Beginning in May 1994, the threshold for a re-assay with gravimetric finish was changed to 5.0 g/t Au.

Samples with gold assays greater than 0.50 ppm were assayed for cyanide soluble gold and copper (CNSAu and CNSCu) using the following methodology:

* Twenty grams of sample pulp was leached with 40 ml of 2.0% NaCN solution;

* The solution/slurry was shaken manually every 20 minutes during a 2 hour leach period;

* pH of the solution was monitored and adjusted to remain within the range of 9.5 to 10.5;Gold concentration in the cyanide solution was determined by atomic absorption spectroscopy with a detection limit of 0.05 ppm; and

* Copper concentration was determined by atomic absorption spectroscopy of the same solution with a detection limit of 5 ppm.

In 1995 an extra set of 1403 samples were sent to Min-En to complete the CNSAu and CNSCu database. The procedures were identical to SGS-XRAL except for the shaking occurred continuous during the 2 hour leach period.

Total copper and silver analyses were performed by SGS-XRAL using perchloric acid and nitric acid digestion of a 0.2-g sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy. Copper and silver were determined using an air acetylene flame.

All 1996 samples were assayed by Barringer. Fire assays with an atomic absorption finish was the standard assaying procedure for gold and silver. For all samples a one assay-ton aliquot was used. All samples with a resulting assay equal to or greater than 3 g/t Au were re-assayed using a fire assay with a gravimetric finish. Barringer carried a systematic QA/QC procedure on all batches of samples sent to their Reno, Nevada laboratories. Every tenth sample was repeated and for every 20 samples run, a standard or blank was also analyzed. Total QA/QC samples represented approximately 15% of all samples assayed.

Total copper analyses were performed by Barringer using multi-acid digestion of 1 g of pulp sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy.

Sulfide sulfur analyses were performed by Barringer using an induction type furnace made by LECO, a type of sulfur analyzer. Two analyses are conducted to get the three results of total, sulfide, and sulfate sulfur analyses. Sulfur is first volatilized at 3000°F with Fe and W compounds used as accelerator . The volatilized sulfur is carried by a stream of O_2 into an IR detector to measure the amount of sulfur by voltage reading. Calibration is done using a standard between every sample string (usually 20 samples). The second analysis starts by roasting the sample at 1400°F to burn off the sulfide sulfur leaving only the sulfate sulfur. The roasted sample is again put in the LECO furnace. The new result is subtracted from the first to get the sulfide sulfur. Approximately 10% of the samples run though the LECO represented QA/QC samples.

Data Verification

A study of check assay data was completed by FSSI International Consultants Inc. ("FSSI"). The following is summarized from that study.

Prior to May 1994, 10% of the samples were sent to Bondar Clegg for check assays. Beginning in May 1994, 20% of the samples were sent to Bondar Clegg and to Rocky Mountain Geochemical for check assays. A total of 2,949 pulp samples were sent to Bondar Clegg and a total of 2,147 pulp samples were sent to Rocky Mountain Geochemical.

In July 1994, FSSI performed a preliminary check assay study making recommendations for further work. FSSI's study revealed that the SGS-XRAL assays made prior to May 1994 were 5 to 10% higher than the Bondar Clegg check assays. These assays were called the "Phase 1" assays. The study also showed that samples in the range below 0.5 g/t Au were as much as 20% higher than the Bondar Clegg check assays. FSSI also determined that the SGS-XRAL assays from May 1994 onward agreed favorably with check assays from Bondar Clegg and Rocky Mountain Geochemical laboratories. FSSI also pointed out that there were insufficient gravimetric check assays for higher grade samples to make good statistical comparisons. FSSI recommended that all samples analyzed gravimetrically by SGS-XRAL prior to May 1994 be sent for re-assay.

As a result of FSSI's recommendations, Can-Mex sent 790 sample pulps (all samples from SGS-XRAL with assays greater than or equal to 4.0 g/t) for check assaying by Bondar Clegg and Rocky Mountain Geochemical. In October 1994, FSSI reviewed these higher grade check assay results statistically and determined that there were no significant discrepancies among the three laboratories for samples in this grade range.

In 1996, further studies were completed on the Phase 1 assays and a major re-assay program was completed.

MRA Check Assays

Check assays for the MRA assays were done at four assay labs in 1988; Comision de Fomento Minero ("CFM") in Hermosillo, Sonora; Skyline Labs in Tucson, Arizona; Cortez Mines in Nevada; and the Placer Dome Research Center in Vancouver, British Columbia. A summary of the 1988 laboratory results for the MRA check assays is presented in Table 16.1.

Table 16.1
Comparison of 1988 MRA Check Assay Results

Laboratory	Number of Assays	Correl. Coef.	Regression Equation
CFM - CFM	84	0.98	Cfm=(0.96*cfm)+0.02
CFM - Skyline	105	0.79	Sky=(0.64*cfm)+0.53
CFM - Cortez1	108	0.82	Ctz1=(0.62*cfm)+0.49
CFM - Cortez2	100	0.81	Ctz2=(0.62*cfm)+0.51
CFM - Placer	104	0.81	Pdi=(0.69*cfm)+0.48

Although the CFM check assays appear to be acceptable, the assays from the other labs show a systematic bias of 15% to 20% lower than the original CFM assay. The assay protocol for the 1988 check assays is not known.

In 1989, an additional 306 samples were sent to the Placer Dome Research Center for check analyses. Although the regression analysis performed in 1989 showed that "a high degree of confidence" could be placed in the assays, the relative difference plot in Figure 16.1 of the M3 Technical Report shows a systematic bias between 5 and 10% for the data corresponding to the inner quartile range. It should be noted, however, that the Placer Dome assays consisted of two fire assays of the minus 150 mesh fraction. The average of the two was used. Thus, the Placer Dome assays do not include the plus 150 mesh gold fraction. Studying the MRA lab data sheets indicated that an average of 8.0% of the MRA gold assay came from the plus 150 mesh fraction (the assay protocol is discussed further below). Taken in this context, it is probable that the 1989 check assays done by Placer Dome are biased low by only 2%, a level that is acceptable.

Kennecott Check Assays

Check and duplicate assay data for some of the Kennecott drill holes was reviewed. These data came only from the work completed by Kennecott in 1993. Earlier check assay data was not available. A total of 90 check assays and 401 duplicate assays comprise the data. The original Kennecott assays were completed at Rocky Mountain labs in Salt Lake City, Utah, and the check assays were done at Skyline Labs in Tucson, Arizona.

The check assays show good agreement with a correlation coefficient of 0.99. The mean and median of the check assays are -3.5% and -2.1% of the original assay, respectively, but the relative difference plot does not show any systematic bias. Duplicate assays also show good agreement with a correlation coefficient of 0.92 and percentage differences at the mean and median of 1.87% and 4.0%. The relative difference plot for the duplicate assays shows local high grade bias to the duplicates. Although there appears to be a slight bias for the duplicate assays, the check assays compare well. Thus, the 1993 Kennecott data is of acceptable quality.

1996 Drilling Quality Control and Check Assays

During the 1996 northern extension drilling program, blind standard and blank samples prepared by the project staff were included with each sample shipment to Barringer Labs. If the standard assay was higher than one standard deviation of the expected value of the standard, the sample batch was sent for re-assay. Thirteen sample batches required new assaying.

In addition to the standards and blanks, 213 pulps from the new drilling (approximately 5% of the samples) were sent to the Placer Dome Research Center for check assays. The assays compare well with a correlation coefficient of 0.99 and percent difference at the mean and median of 2.2% and 2.0%, respectively. These statistics and the relative difference plot show that the check assays of Placer Dome Research Center are systematically higher grade than the original Barringer assay by approximately 2%. This difference is insignificant and the assays from the 1996 drilling should be considered good quality.

2003 Drilling by the Company

The Company drilled 13 underground holes in 2003. A discussion of the collection of the samples, security, sample preparation and check assays is presented here.

Core was collected daily from the underground drill site by the site geologist and brought to the secure core logging and storage area. All core storage facilities are locked when not being used by geologic personnel. Core was logged on site, using paper logs with later entry into digital Geology format. Logging included descriptions of lithology, alteration, and oxidation type as well as core recovery, RQD, and fracture orientation. After completion of geological logging, geologists defined and labeled the intervals to be sampled, along with marking cut lines on the core. Core holes were consistently sampled on 5 ft (1.52 m) intervals with the exception of tops and bottoms of holes and intervals adjacent to missing samples. All core was digitally photographed prior to sampling, and then cut on site with a diamond saw. One half split was used for the sample, and the other split returned to the box and archived on site. Plastic sample bags were sealed after filling, and then placed in large sealed plastic bags for transport to Hermosillo. Samples awaiting shipment were kept in a locked facility.

Core samples were driven to Hermosillo by company personnel and shipped to the BSI Inspectorate sample prep lab in Durango, Mexico. The BSI Durango lab crushed, split, and pulverized the sample prior to sending a representative pulp to their Reno, Nevada facilities. The Company's QA/QC protocol included the submission of standards and blanks every 20th sample, and utilized the same standards and procedures as used for the Placer Dome 1996-1998 drilling programs. Assay results were received electronically and by certified hard copy assay certificate. Rejects are currently in the BSI Durango facility, whereas the split core is stored on site in a secure facility.

The resource model for this report was constructed by an independent consultant, Resource Modeling Inc. ("RMI"). The discussion of the drill data transfer and additional checking completed by RMI are included in section "Mineral Resource and Reserve Estimate" below.

Mineral Resource and Mineral Reserve Estimates

The resource model for the Estrella area of Mulatos was developed by RMI (specifically, by Mike Lechner, R.G.). The drill hole, geologic and topographic information was provided to RMI by the Company for the resource estimate. RMI did many checks on the data prior to making a resource estimate.

The Mulatos drill hole database contains information that was collected by four companies: MRA, Kennecott, Placer Dome , and the Company. Approximately 60 percent of the drill hole data were collected by Placer Dome during their involvement with the project from 1993 to 2000. Most of the MRA data are located within the main Mulatos deposit while a significant number of the Kennecott drill holes are located in the El Victor area northeast of the main Mulatos deposit.

In addition to drill hole assay data, other key information such as topography, density, geotechnical, and metallurgical information were collected by Placer Dome and used in this study. Placer Dome's last geologic interpretation of lithology, alteration, and oxidation were used in developing a resource model. These geologic units were used primarily for specific gravity and ore type assignments.

About 30 percent of the drill hole database consists of diamond drill core data and around 60 percent of the database is comprised of reverse circulation drilling data (see Table 12.1). The air track drill holes and underground muck samples were not used to estimate gold, silver, or copper grades. The underground channel samples only represent about two percent of the data that were used to estimate mineral resources.

RMI reviewed the assay check work and analysis completed by Placer Dome and its consultant FSSI. RMI came to the conclusion that some of the assays in the database needed to be adjusted. Assays from a portion of the 1988 MRA and 1996 Placer Dome – Phase 1 program were adjusted based on a statistical review of check assays that were completed for those drilling programs. Assays from 78 drillholes totaling about 6,300 m of drilling were factored downward. The mean grade for this data was reduced by about 8 percent. Table 19.17 summarizes the results.

Table 19.17
Placer Dome Phase 1 and 1988 MRA Assay Adjustment Results

Drilling Campaign	No. Holes	No. Assays	No. Meters	Unfactored Au (g/t)	Unfactored G*T (g/t-m)	Factored Au (g/t)	Factored G*T (g/t-m)	Percent Difference
Phase 1	34	3,925	5,981.72	1.350	8,077.53	1.255	7,508.61	-7.0%
1988 MRA	44	2,344	6,984.40	0.832	5,811.85	0.749	5,232.03	-10.0%
Total	78	6,269	12,966.12	1.071	13,889.38	0.983	12,740.64	-8.3%

The accuracy of assays in the electronic drill hole database was verified for this study by selecting a group of drill holes that contained significant mineralized intersections and comparing the values against the original assay certificates. Fifty-eight drill holes totaling nearly 11,000 meters of drilling or about 11% of the drill holes used for estimating gold resources were examined. A total of 5,864 gold assays records were checked and 5 errors were found (0.09%), which is acceptable for a resource estimate.

High-grade outlier values were identified for the gold, silver, and total copper populations. Thresholds for capping these high-grade values were determined by examining cumulative probability distribution plots of the raw assays for each metal. Raw gold assay grades were found to be well behaved below 35 g/t, but became somewhat erratically distributed above that grade. Assay above 35 g/t are believed to be erratically distributed and those values were reduced to 35 g/t to minimize the over-estimation of gold resources.

Five distinct gold grade domains were created for constraining the gold grade estimate in the resource modeling process. Three of the domains are high-grade, structurally controlled zones that have been mapped, a fourth zone is the more dissemeninated and stockwork-type mineralization that is constrained by a 0.25 g/t gold grade contour. The fifth zone is formed by the occasional mineralization intercepts outside of the previous four zones. Within the domains, gold grades were estimated by the inverse distance method.

The gold resources were categorized into measured, indicated and inferred categories based on the distance each block was to drill hole composite data. Measured resources were defined for blocks that were within six meters of an exploration drill hole and within the four major mineralized zones mentioned above. For the four major mineralized zones, blocks in the indicated category were between 7 and 36 meters of a drill hole and the inferred category extends out to 74 meters. The exterior mineralized zone (the fifth zone) contains no measured category blocks, the indicated blocks were within zero to 18 meters of a drill hole and the inferred category extends to 36 meters from a drill hole.

Table 19.38 summarizes the model contained resources by category at various gold cutoff grades for the Mulatos block model.

Table 19.38
Summary of Resources by Gold Grade

Gold Cutoff g/t	Measured KT*	Measured Au (g/t)	Indicated KT	Indicated Au (g/t)	Measured + Indicated KT	Measured + Indicated Au (g/t)	Inferred KT	Inferred Au (g/t)	Total Resource KT	Total Resource Au (g/t)
0.20	15,039	1.24	125,147	0.83	140,186	0.88	54,667	0.50	194,853	0.77
0.40	11,978	1.48	81,122	1.12	93,100	1.17	21,192	0.86	114,292	1.11
0.60	9,089	1.80	53,127	1.46	62,216	1.51	10,382	1.26	72,598	1.47
0.80	7,124	2.10	37,161	1.79	44,285	1.84	6,336	1.63	50,621	1.81
1.00	5,642	2.42	27,452	2.11	33,094	2.17	4,240	1.99	37,334	2.15

*KT = tonnes x 1000 (thousand metric tons)

The Estrella pit reserve is within an engineered pit design that is based on a modified floating cone algorithm geometry using a gold price of $350/oz ($11.25/gm). The pit is in the southern Estrella area. Other mineralization is present north of Estrella and those areas need further investigation and evaluation before being incorporated into a reserve.

The Estrella deposit contains five ore types defined as oxide, mixed and sulfide with the mixed and sulfide ore types further sub-divided into silicified and non-silicified. Each ore type has different gold recovery and different leaching costs, thus there is a different gold cutoff grade for each ore type. A 'net of process' value was calculated for each mineralized block in the resource to simplify both the evaluation of the economically recoverable portion of the resource and the reporting of the reserve. The net of process value is: (gold grade x gold recovery x gold price) – (process fixed costs + lime consumption x price + cyanide consumption x price + G&A costs). Table 19.39 presents the economic parameters used for defining the Estrella pit limits. Table 19.40 shows the gold recovery by ore type used to defined the mineable reserves and Table 19.42A shows how the processing costs vary by ore type.

Table 19.39
Economic Parameters for the Estrella Pit Definition

Mining Cost per Total Tonne	$0.80 plus lift cost
Additional Mining Cost for Haulage below 1302 Bench	$0.005 per bench
Fixed Process Costs: Oxide and Mixed ore types	$1.67/tonne processed
Sulfide ore types	$1.87/tonne processed
Liner Cost	$0.49/tonne processed
G&A Cost	$0.71/tonne processed
Cyanide Unit Cost	$1.40/kg
Lime Unit Cost	$0.075/kg
Cyanide and Lime Consumption Rates	Variable by ore type
Gold Recovery	Variable by ore type
Royalties	None
Gold Price, base case	$350/oz
Sensitivities	$100/oz to $400/oz
Silver Price, silver not included in pit definition economics	$0.00
Overall slope angle	45 degrees

Table 19.40
Gold Recoveries

Ore Type	Overall Recovery
Oxide	(0.988 – (0.027/gold grade))
Mixed, silicified and non-silicified	(0.909 – (0.131/gold grade))
Sulfide, silicified and non-silicified	(0.734 – (0.098/gold grade))
Sulfide in north zones	(0.634-(0.098/gold grade))
High Copper ore type	No gold recovery assigned

Table 19.42A
Process Costs by Ore Type

Ore Type	Fixed Process $/t	Liner Cost, $/t	Cyanide		Lime		Total Cost, $/t
			Consume Kg/t	Cost $/t	Consume Kg/t	Cost $/t	
Oxide	1.67	0.49	0.15	0.21	6.0	0.45	2.82
Mixed, non-silicified	1.67	0.49	0.20	0.28	6.0	0.45	2.89
Mixed, silicified	1.67	0.49	0.18	0.25	6.0	0.45	2.86
Sulfide, non-silicified	1.97	0.49	0.31	0.44	7.0	0.52	3.42
Sulfide, silicified	1.97	0.49	.015	0.21	7.0	0.52	3.19

An open pit was designed from the floating cone geometry based on $350/oz gold and the economic parameters presented in Table 19.39. The final pit is designed using 6m bench heights. The pit is approximately 800 meters north-south and 475 meters east-west. The maximum wall height is 264 meters and the pit bottom elevation is 1098. Table 19.47 shows the open pit reserves at the internal cutoff grade using the net of process variable. The internal cutoff grade is that grade that covers the process and general and administrative costs and recovery losses. The range of this cutoff on a gold cutoff basis at $350/oz gold and the assumed costs and recoveries range from a low of 0.34 g/t gold for the oxide oretype of the reserve to a high of 0.63 g/t gold in the silicified sulfide oretype.

Table 19.47
Summary of Estrella Pit Reserve
(at Internal Cutoff Grade)

	Proven		Probable		Proven + Probable	
Ore Type	KT	Au (g/t)	KT	Au (g/t)	KT	Au (g/t)
Oxide	357	1.13	2,658	1.07	3,015	1.08
Mixed, Non-silicified	192	1.66	1,071	1.51	1,263	1.53
Mixed, Silicified	1,911	1.82	6,126	1.56	8,037	1.62
Sulfide, Non-silicified	1,536	1.56	7,307	1.42	8,843	1.44
Sulfide, Silicified	3,489	1.98	12,871	1.74	16,360	1.79
Total	**7,485**	**1.80**	**30,033**	**1.56**	**37,518**	**1.61**

Total Pit Tonnage = 87,937 KT

The mineral resource estimate can be affected by many issues including, without limitation, the following:

1. The price of gold has been and is unstable. The estimate used in the M3 Technical Report was based on the gold price of U.S.$350 per ounce.

2. The amount of gold that can be extracted and refined depends on accuracy of drilling results and the estimated metallurgical recovery. This deposit is characterized as about 70% Sulfide type ore, which is typically more difficult to get good metallurgical recovery from.

3. The surface rights are on lease from the Ejido Mulatos. A "Ejido" is a cooperative group of people which have received a land grant from the Federal Mexican Government. Ejido's are difficult to deal with. The Company is endeavoring to have the Mexican Government carry out a "Friendly Expropriation" of land and then to sell it to the Company.

4. The ore contains sulfides which can produce Acid Mine Drainage (A.M.D.). The Company will take measures to minimize the amount of acidic water produced. However some acid water is already being produced from old workings in the area.

5. The Ejido village is ½ kilometer from the planned pit. Although the Company has obtained all necessary permits, there is still a risk the town is too near.

Planned Exploration on the Salamandra Property

M3 Engineering recommends completion of a feasibility study which may result in a development decision now for the Estrella Pit portion of the Mulatos Deposit at an ore production rate of 10,000 metric tones per day.

M3 Engineering also recommends that a drilling program for the rest of the Mulatos deposit and the most promising of the seven surrounding deposits should be planned, to fill in the more promising areas. If additional reserves are developed, they can be mined and processed by the facilities recommended for the Estrella Pit, after its reserves are exhausted.

Other Properties of the Company

The Company, through its subsidiaries Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares. Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse. Accordingly, Alamos Minerals wrote down the La Fortuna property to US$1 million. The Company has no current intention to conduct further exploration work on this property.

4.4 Issuers with Oil & Gas Operations

Not applicable.

5. SELECTED FINANCIAL INFORMATION

5.1 Annual Information

The following table sets forth selected consolidated financial information of the Company and the Predecessor Companies as of the end of each of the last three fiscal years in the period ended December 31, 2003. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company and the Predecessor Companies for the respective periods. The Predecessor Companies' consolidated audited financial statements for the two years ended December 31, 2002 and 2001 are incorporated by reference in this AIF.

	2003	2002	2001
Summary Financial Data	**$**	**$**	**$**
Net Revenues	nil	nil	nil
Net Income/(Loss)	(1,933,873)	(440,205)	(367,300)
Basic and Diluted Income/Loss Per Share	(.05)	(.06)	(.05)
Total Assets	28,422,921	6,021,616	1,914,274
Total long term debt	2,198,612	1,769,565	nil
Cash dividends paid	nil	nil	nil

On February 21, 2003, Alamos Minerals completed an amalgamation with National Gold with the resulting amalgamated company continuing under the name "Alamos Gold Inc.", which the Company accounted for as an acquisition. This transaction resulted in a consolidation of ownership of the Salamandra Property, located in Sonora, Mexico. Prior to the Amalgamation, the Company had entered into the Joint Venture Agreement with National Gold (described under Item 3.1 "Three Year History") for the development of the Salamandra Property. In August 2003, the Company completed the placement of 8.5 million units at a price of CDN$1.45 per unit for net proceeds of CDN$8,150,019, after related issue costs. Each unit consisted of one common share in the capital of the Company and one-half of a transferable share purchase warrant.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $278 per ounce at December 2001, to $347 per ounce at December 2002, to $417 at December 2003 and was $397 on April 20, 2004. At these levels, the price of gold should have a positive impact on the feasibility study for the Salamandra Property. However, it is not possible to forecast future gold price trends, their impact on the feasibility study for the Salamandra Property, or future results from operations.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years. The Company received net proceeds of approximately Cdn.$28,200,000 in connection with the private placement.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

5.2   Dividends

The Company has not paid any dividends since the date of the Amalgamation and has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

5.3   Foreign GAAP

Not applicable.

6.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected financial information set out below and certain of the comments which follow are based on and derived from the financial statements of the Company.

6.1   General

The following discussion and analysis is for the year ended December 31, 2003 compared with the year ended December 31, 2002. All funds are expressed in United States dollars, except where noted. Information is current to April 20, 2004.

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements of the Company for the fiscal year ended December 31, 2003 and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian GAAP (see Note 2 "Summary of Significant Accounting Policies" to the Financial Statements) in United States dollars. These principles differ in certain material respects from the United States GAAP. Differences between Canadian GAAP and U.S. GAAP applicable to the Company are described in Note 15 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations.

Note to U.S. Investors

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian securities legislation; they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. The Company has not completed a feasibility study on any of its properties at this time.

Amalgamation

As a result of the Amalgamation of the Predecessor Companies, the shareholders of Alamos Minerals received one common share of the Company for each two shares of Alamos Minerals held, and National shareholders received one common share of the Company for each 2.352 shares of National held. The Company accounted for the Amalgamation as an acquisition of National. The Company assumed all the assets and liabilities of the Predecessor Companies, effective February 2003 and continued to carry on the business of the Predecessor Companies. The composition of the Board of Directors and management of the Company included nominations from the Predecessor Companies.

Fourth Quarter

Certain management and board changes occurred in the fourth quarter of the year. Chester Millar resigned as director and President of the Company on November 25, 2003 and Stephen Stine resigned as a director and the Chief Operating Officer of the Company on November 12, 2003. On November 14, 2003, John McCluskey was appointed President of the Company and John Van De Beuken was appointed as Vice President and Chief of Operations. On November 27, 2003 Leonard Harris was appointed as a director of the Company. The changes were a result of differences with respect to the future development plans for the Mulatos deposit.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States *Private Securities Litigation Reform Act of 1995*. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this Annual Information Form.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company's mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company's ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, the Company may not be able to hedge future risk to the extent it feels is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. Consequently, its actual mineral resources may differ from those outlined in a feasibility study in both tonnage and grade from that predicted from sampling, drilling and statistical procedures used to estimate ore tonnage, grade and waste. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed. Should the Company elect to place the Salamandra Property into production, it is exposed to potential for cost overruns from those predicted in a feasibility study due to adverse prices of commodities or labour due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage and grade of ore, unanticipated operating costs due to unavailability of materials or labour, inflation, mining conditions relating to rock mechanics and environmental conditions.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a loan payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar. In 2003, the Company recorded a loss of $158,031, while in 2002 a gain of $15,496 was recorded. The loss was mainly attributed to a translation loss on the CDN$5.7 million loan from H. Morgan & Company, which Alamos Minerals arranged on January 31, 2003 and which matures in February of 2009, bearing interest at 12% per annum and repayable in full after February 2005, or 50% thereof at anytime (the "Loan"). The transaction loss resulted because the Loan is denominated in Canadian dollars and the Canadian dollar strengthened 20% during the year against the United States dollar. The loss on the Loan was partially offset by a gain on the Company's cash holdings in Canadian dollars.

The Company minimizes its foreign exchange risk by maintaining low account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra Property will be denominated in pesos. Once mine development costs are known and purchase commitments are made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

6.2 Quarterly Information

Net loss by quarter	Qu1	Qu2	Qu3	Qu4	Total
	$	$	$	$	$
2003	116,342	316,255	520,575	980,701	1,933,873
Per share	0.01	0.01	0.01	0.02	0.05
2002	72,383	81,985	65,086	220,751	440,205
Per share	0.01	0.01	0.00	0.02	0.04

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the Amalgamation of Alamos Minerals and National Gold on February 21, 2003 and increase in funding for corporate purposes. As the Company accounted for the Amalgamation as an acquisition of National Gold, National Gold's comparative accounts are not reflected in the Financial Statements. However, for reference purposes, National Gold had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of CDN $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003. The Company expects to record approximately CDN $300,000 in quarterly corporate operating costs in 2004, exclusive of interest expense and foreign exchange adjustments.

6.3 Liquidity and Capital Resources

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $6.3 million (after taking into account the current portion of the Loan), an increase from a working capital deficiency of $0.9 million on December 31, 2002. The most significant component of the change in working capital was the increase in cash and short-term investments by $8.5 million over 2002, exclusive of restricted cash in the amount of $0.7 million relating to letters of credit (see Note 13(b) of the Financial Statements). Payables increased from $123,393 in 2002 to $536,069 in 2003 in response to increased exploration activities.

The increase in cash and short-term investments resulted primarily from funds received from the August 2003 brokered placement of 8.5 million units at a price of CDN$1.45 per unit resulting in gross proceeds of approximately CDN $8,150,000. Each unit consisted of one common share in the capital of the Company and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of CDN$1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants were subject to a hold period, which expired on December 22, 2003. In addition, the Company received $4.6 million upon the exercise of 7,269,895 share purchase warrants. In 2003, prior to the Amalgamation , Alamos Minerals had received $1.1 million from the exercise of 7,078,617 share purchase warrants. Almost $1 million was raised in 2003 from the exercise of 1,075,383 share purchase options (as compared to $nil in 2002).

The Company completed a debt financing with H. Morgan & Company, whereby the Loan for a total of CDN$5.7 million was issued to the Company for a term of 61 months, subject to prepayment terms. These funds were used to prepay the outstanding debentures issued by National Gold pursuant to the asset purchase agreement among National Gold and the Company's Mexican subsidiaries, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property. Prepayment of the debentures reduced the amount due under the debentures (CDN$7.5 million) by CDN$1.9 million. Interest is payable on the Loan at 12% per annum. During the quarter ended September 30, 2003, the Company repaid 50% of the Loan and is entitled to prepay any amount up to the total amount of the principal of the Loan after January 30, 2005.

The Company is adequately funded to carry out further development work at the Salamandra Property in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $3 million budget for additional exploration in and around the Salamandra Property. The Company has committed to acquiring a crushing and conveying unit for the Salamandra Property for $1 million. It is currently reviewing opportunities to acquire refurbished haulers, loaders and related mining equipment, as well as a previously owned gold recovery plant. With the price of gold near a 15-year high, and continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Salamandra Property. The Company will seek to secure debt financing for part of the Salamandra Property construction costs, if it can be obtained at reasonable cost and terms.

Commitments for Capital Expenditures

The Company's commitments for capital expenditures as of December 31, 2003 are set out in the following table:

Commitments Table (by period) ($)

Year:	2004	2005-7	2008+
Land lease payments(1)	52,000	155,000	52,000 pa
Water rights	310,000		
Land tax	225,000	675,000	225,000 pa
Legal services	300,000		
Equipment purchases(2)	1,000,000		

(1) Based on current land use requirements

(2) The Company is seeking additional equipment and will make purchase commitments in line with the requirements of a feasibility study expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

6.4   Results of Operations

The Company recorded net loss for 2003 of $1.9 million ($.05 per share), compared with $440,205 in 2002 ($0.04 per share). Net losses were affected by higher legal and accounting charges, office and administration, and interest expense, which were partly offset by higher interest income earned on cash balances and a gain on foreign exchange. Increased costs relate, in part, to the acquisition of National Gold in February 2003.

Increased costs reflect the merger of operations of the Company and National Gold in February 2003, and the availability of additional funds for corporate purposes following the private placement issue in August 2003. Administration costs increased from $42,254 in 2002 to $242,081 in 2003 (2001 - $29,759) due to the addition of executive staff upon completion of the Amalgamation. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $381,249 from $196,840 in 2002 to comply with increased regulatory requirements. The Company continued with the SEC registration processes formerly undertaken by National Gold, with the expectation of obtaining a U.S. exchange listing in the future. Travel and accommodation increased from $13,105 to $86,892 due to increased travel to Mexico as the exploration activities increased during the year, and travel relating to investor presentations as a consequence of the Amalgamation. Shareholder communications costs also increased from $26,667 to $49,333 as a consequence of Amalgamation-related interest from investors.

Non-cash compensation expenses of $403,989 (as compared to $nil in 2002) were recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. An additional amount of $303,694 was recorded as an expenditure on unproven properties, as that grant of options was to exploration personnel whose compensations are capitalized to the relevant mineral project. Accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 9 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest expense of $362,180, net of interest income of $24,645, (net $337,535) reflected charges on the Loan, of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National Gold to acquire the Salamandra Property, while in the comparable prior years, the Company earned interest income of $4,163 in 2002 and $13,734 in 2001 on cash balances.

Net expenditures on mineral properties increased during the year to $13.5 million from $3.5 million in 2002. The increased activity reflects the Company's acquisition of the Salamandra Property in the amount of $10.7 million pursuant to the acquisition of National Gold. The Salamandra Property is an advanced-stage exploration project in northern Mexico. During 2003, the Company conducted extensive sampling and drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit. Expenditures on field work and supplies increased from $415,963 to $846,334, due to increased drilling and site work. Also, geological work, including consulting geologists fees, increased to $666,342 from $178,333, which includes a $303,694 charge for stock-based compensation, due to additional work leading to an interim resource model for a feasibility study. An updated resource model was provided by the Company in January, 2004. A feasibility study was commissioned to assess the economic potential of the Salamandra Property, at a cost to date of $254,989. The feasibility study will determine what portion of this resource can be economically mined. The Company also incurred property taxes and surface rights payments in the amount of $471,920 in 2003, the first year it held title to the property following the Amalgamation.

Work on the Salamandra feasibility study is expected to be completed in the first half of 2004. Future development of the Salamandra Property may be dependent upon obtaining adequate financing. In April 2004, the Company completed a brokered CDN $30 million private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years to fund ongoing development of the Salamandra Property. With the required mining permits already obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The ongoing feasibility study contemplates a standard open pit heap leach mining project.

Management has conducted an extensive review of its mineral property accounts. The Company's La Fortuna project is currently carried at $1 million, and the Company has determined that the carrying value is appropriate based on its assessment of realizable value.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation of its financial statements is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs under Canadian GAAP, in each of those years. For the purposes of US GAAP, these expenditures have been charged to the statement of loss and deficit in the period incurred (see Note 15 to the Financial Statements).

7.   MARKET FOR SECURITIES

The Company's common shares are listed for trading on the TSX Venture under the classification of a Tier 1 resource issuer, under the trading symbol "AGI".

8. DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The name and municipality of residence, positions held with the Company and principal occupation of each director and executive officer of the Company within the five preceding years as at the date of this AIF are as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation and Principal Occupations During the Past 5 Years(1)	Previous Service as a Director or Officer(2)	Number of Shares(3)
JOHN A. McCLUSKEY President and Chief Executive Officer and Director Toronto, Ontario	Chief Executive Officer of the Company since 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.	Since February 21, 2003	873,809(7)
RICHARD W. HUGHES(4)(6) Director Sechelt, British Columbia	President of Hastings Management Corp. from 1994 to present.	Since February 21, 2003	42,517
JAMES M. MCDONALD(4)(6) Director Calgary, Alberta	President of Makwa Exploration Ltd., a private company owned by Mr. McDonald, from 1991 to present.	Since February 21, 2003	468,496(5)
LEONARD HARRIS(4) Director Stamford, Connecticut United States	Consultant and a director of several mining companies since 1994 to present. Previously, Vice President and General Manager, Newmont, Latin America and President and General Manager, Newmont Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
JOHN VAN DE BEUKEN Vice President and Chief of Operations Globe, Arizona United States	Vice President, Mongolian Projects for Ivanhoe Mines from April 2002 to February 2003; Vice President of Operations for the MIM, Rio Algom and North's joint venture from October 1997 to July 2000; Vice President of Operations and Director of Engineering for Kennecott Corporation from December 1994 to April 1997.	Since November 14, 2003	197,000(8)
JON MORDA Chief Financial Officer Toronto, Ontario	Chief Financial Officer of Minefinders Corporation Ltd. from April 2002 to April 2004; Chief Financial Officer of Geomaque Exploration Ltd. from November 1995 to August 2001; and Manager, Tax of Lac Minerals Ltd. from April 1987 to October 1993.	Since February 12, 2004	1,200
ALAN RICHARD HILL Director Toronto, Ontario	President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.	Since April 28, 2004	Nil

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2) February 21, 2003 was the effective date of the amalgamation of Alamos Minerals Ltd. and National Gold Corporation.

(3) The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(4) Denotes member of Audit Committee.

(5) Of this amount, 244,040 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 224,456 common shares are directly held by Mr. McDonald.

(6) Denotes member of Compensation Committee.

(7) Of this amount, 350,941 common shares are held by Daniele McCluskey, Mr. McCluskey's wife, 279,368 common shares are held by Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 243,500 common shares are held directly by Mr. McCluskey.

(8) Of this amount, 50,000 common shares are held by Elizabeth Van de Beuken, Mr. Van de Beuken's wife and a total of 147,000 common shares are jointly held by Mr. and Mrs. Van de Beuken.

The Company does not currently have an Executive Committee.

The term of office of each of the present directors expires at the annual general meeting of shareholders.

As at the date of this AIF the Company's directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,593,022 common shares, directly or indirectly, representing approximately 2.58% of the Company's issued common shares.

8.2   Corporate Cease Trade Orders or Bankruptcies

Except as described below, no director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company is, or has been within the past ten (10) years before the date of this AIF, a director or officer of another corporation which:

(a)   during such individual's tenure, was the subject of a cease trade or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty (30) consecutive dates; or

(b)   became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that corporation.

On March 25, 1999, Webb Bay Resources Ltd. (subsequently, National Gold Corporation), while a "Junior Capital Pool Company" pursuant to the policies of the Alberta Stock Exchange ("ASE") (now, the TSXV), was suspended from trading on the ASE for failure to complete its "Major Transaction" under the policies of the ASE. Mr. James M. McDonald was a director of Webb Bay Resources Ltd. at the time of the suspension. The Major Transaction was subsequently completed in March 2000 and on March 15, 2000, trading resumed under the new name National Gold Corporation.

Mr. Richard W. Hughes was a director of Daren Industries Ltd. ("Daren"), formerly listed on the TSXV. In May of 2002, while Mr. Hughes was serving on the Board of Directors of Daren, it was placed into receivership and suspended from trading. Mr. Hughes since resigned as a director of Daren. Daren was subsequently delisted from the TSXV in November of 2002.

8.3   Penalties or Sanctions

No director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has:

(a)   been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)   been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4   Personal Bankruptcies

No director, officer or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company or a personal holding company of any such persons has, within the past ten (10) years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 **Conflicts of Interest**

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contract or transaction. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

9. **ADDITIONAL INFORMATION**

Upon request made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(a)   when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)   one copy of this AIF and if specifically requested, one copy of any document or the pertinent pages of any document, incorporated by reference in this AIF;

(ii)   one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

(iii)   one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)   one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus;

(b)   at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii). The Company may require the payment of a reasonable charge for the documents set out in (i), (ii), (iii) and (iv) above, if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular for its upcoming annual general meeting of shareholders; additional financial information is provided in the Company's comparative financial statements for the Company's most recently completed financial year.

Exhibit 2

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

December 31, 2003

December 31, 2002

December 31, 2001

(audited)

(Stated in U.S. Dollars)

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Directors of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)*

We have audited the consolidated balance sheets of Alamos Gold Inc. *(formerly Alamos Minerals Ltd.)* as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and mineral rights on unproven properties for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 20, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 20, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor's report when these are adequately disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 20, 2004

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	December 31, 2003	December 31, 2002
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	8,981,575	487,289
Amounts receivable	47,620	39,033
Advances and prepaid expenses	37,777	12,822
Due from related party (note 6)	-	450,522
	9,066,972	989,666
Restricted cash (note 13 (b))	681,347	-
Long-term investments (note 5)	3,169	3,169
Equipment (note 3)	209,565	72,369
Mineral rights on unproven properties (statement, note 4)	18,461,868	4,956,412
	28,422,921	6,021,616
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	536,069	123,393
Note payable (note 11)	2,198,612	1,769,565
	2,734,681	1,892,958
SHAREHOLDERS' EQUITY		
Share capital (note 9(a))	34,369,682	11,583,910
Contributed surplus (note 9(d))	707,683	-
Deficit	(9,389,125)	(7,455,252)
	25,688,240	4,128,658
Continuing operations (note 1)	28,422,921	6,021,616

Approved by the Board of Directors:

/s/ James McDonald
James McDonald

/s/ John A. McCluskey
John A. McCluskey

See notes to consolidated financial statements

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)

	For the years ended December 31,		
	2003	2002	2001
	$	$	$
Revenue			
Gold sales (note 4(c))	-	-	146,474
Expenses			
Amortization	60,308	25,449	31,954
Management Fees	171,761	129,828	4,846
Foreign exchange (gain) loss	158,031	(15,496)	12,072
Legal, audit and accounting	381,249	196,840	83,343
Office and administration	242,081	42,254	29,759
Property investigation	-	6,753	338,941
Shareholder communications	49,333	26,667	6,933
Travel and accommodation	86,892	13,105	798
Trust and filing	42,694	13,130	5,360
Loss on sale of investments	-	-	13,502
Write-down of investments	-	5,838	-
Stock-based compensation	403,989	-	-
Interest (income)	337,535	(4,163)	(13,734)
	1,933,873	440,205	513,774
Loss for the year	(1,933,873)	(440,205)	(367,300)
Deficit, beginning of year	(7,455,252)	(7,015,047)	(6,647,747)
Deficit, end of year	(9,389,125)	(7,455,252)	(7,015,047)
Loss per share (note 8)	$ (0.05)	$ (0.04)	$ (0.05)
Weighted average number of shares outstanding	39,838,848	10,336,231	7,439,015

See notes to consolidated financial statements

ALAMOS GOLD INC.
(formerly Alamos Minerals Ltd.)
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	For the years ended December 31,		
	2003	2002	2001
Cash Provided by (Used for):	$	$	$
Operating Activities			
Net loss for the period/year	(1,933,873)	(440,205)	(367,300)
Adjustments for items not involving cash:			
Amortization	60,308	25,449	31,954
Loss on sale of investment	-	-	13,502
Write-down of long-term investments	-	5,838	-
Stock-based compensation	403,989	-	-
	(1,469,576)	(408,918)	(321,844)
Changes in non-cash working capital components:			
Amounts receivable	48,313	(16,946)	(13,124)
Advances and prepaid expenses	(24,955)	6,674	(3,174)
Accounts payable and accrued liabilities	273,375	96,378	(15,057)
	(1,172,843)	(322,812)	(353,199)
Investing Activities			
Advances to related party	-	(450,522)	-
Mineral rights on unproven properties	(4,810,200)	(1,689,876)	(496,971)
Purchase of equipment	(131,755)	(19,075)	(6,539)
PROCEEDS FROM SALE OF INVESTMENTS	-	-	13,168
	(4,941,955)	(2,159,473)	(490,342)
Financing Activities			
Proceeds from issuance of long-term debt	3,750,000	-	-
Liability to issue shares	-	-	564,279
Proceeds from the issue of common shares	14,740,567	2,681,604	-
Payment of note payable*	(1,769,565)	-	-
Payment of long-term debt	(1,551,388)	-	-
	15,169,614	2,681,604	564,279
Restricted cash (note 13 (b))	(681,347)	-	-
Cash acquired from amalgamation (note 10)	120,817	-	-
Net increase (decrease) in cash and cash equivalents	8,494,286	199,319	(279,262)
Cash and cash equivalents - beginning of year	487,289	287,970	567,232
Cash and cash equivalents - end of year	8,981,575	487,289	287,970

Supplementary Information

* *Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid by National Gold Corporation prior to its amalgamation with the Company.*

Shares issued as a finder's fee: 2002 - 471,617 shares at $84,099.

During 2003 the Company issued 13,467,795 shares valued at 8,000,000 to acquire National Gold and incurred $707,683 in stock-based compensation of which $303,694 was deferred to mineral properties.

Refer also to Notes 9(d) and 10.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Mineral Rights on Unproven Properties

	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31 2002	Expenditures 2003	December 31, 2003
	$	$	$	$	$	$	$
MEXICO							
Salamandra Project							
Acquisition	-	414,592	414,592	2,713,516	3,128,108	*10,717,681	13,845,789
Exploration							
Mine administration	-	-	-	61,205	61,205	94,146	155,351
Analytical	-	-	-	15,943	15,943	74,860	90,803
Feasibility	-	-	-	-	-	254,989	254,989
Field work & supplies	-	32,701	32,701	415,963	448,664	846,334	1,294,998
Geological	-	27,144	27,144	151,189	178,333	666,342	844,675
Claims maintenance	-	15,907	15,907	44,464	60,371	122,083	182,454
Equipment rental	-	-	-	19,353	19,353	175,654	195,007
Property taxes & Surface rights	-	-	-	-	-	471,920	471,920
Travel & accommodation	-	4,667	4,667	35,476	40,143	77,374	117,517
	-	495,011	495,011	3,457,109	3,952,120	13,501,383	17,453,503
La Fortuna Rights							
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration							
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	4,074	75,043
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	4,074	1,008,365
Total	1,000,000	496,971	1,496,971	3,459,440	4,956,411	13,505,457	18,461,868

* refer to note 10.

(Stated in U.S. Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's activity is the acquisition and exploration of mineral rights that are considered sites of potential economic mineralization. At December 31, 2003, the Company's principal mineral rights interest is the Salamandra Project in Mexico. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral rights, and the ability of the Company to realize the costs it has incurred to date on these mineral rights is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral rights.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition was accounted for as a purchase of National by the Company.

Refer to note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Mineral Rights

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned. These costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of mineral right acquisition costs and their related exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the rights or from their sale. Management's assessment of the right's estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date of the agreement to issue the shares was entered into a determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

Costs incurred to issue shares are deducted from share capital.

(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(d). Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model. Prior to September 30, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro forma basis only.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year. If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3. EQUIPMENT

	December 31,					
	2003			2002		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	639,807	457,811	181,996	470,468	405,158	65,310
Office equipment	33,431	20,576	12,855	23,195	17,962	5,233
Computer equipment	24,151	9,437	14,714	6,817	4,991	1,826
	697,389	487,824	209,565	500,480	428,111	72,369

(Stated in U.S. Dollars)

4. MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company's mineral rights are located in Mexico and its interest in these rights is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral rights is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the rights.

a) **State of Sonora, Mexico**
Salamandra Project

The Company has a 100% interest in this project, which comprises approximately 15,000 hectares, acquired in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, paid as follows: the payment of $250,000 (paid), the assumption of two non-interest bearing promissory notes for $1,000,000 and $1,750,000 ($2,750,000) due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months and nine months, respectively, or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The rights are subject to a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year 2002, the Company had entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all of the obligations due by National under the National's original assets purchase agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Registered Operator of the properties in Mexico. On February 21, 2003, the Company acquired National.

Refer to note 10.

b) **La Fortuna Rights**
Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares.

c) **San Antonio Rights**
Sonora, Mexico

The Company had an option to earn up to a 70% interest in mineral rights acquired by purchasing 2,100,000 shares of Laminco Resources Inc, subsequently consolidated to 210,000 shares, a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received CDN$146,474 from the sale of gold obtained from test leaching operations conducted on the mineral rights and at December 31, 2001, abandoned its interest in the mineral rights and had written-off all costs.

Refer to note 5.

(Stated in U.S. Dollars)

5. LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write-down to market value at December 31, 2002. During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.

Refer to note 4(c).

6. RELATED PARTY TRANSACTIONS

Directors of the Company were paid $300,566 during the year ended December 31, 2003 and $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

During the year ended December 31, 2002, the Company had lent Cdn$675,000 (US$450,522) to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share. The purpose of the note was to fund National's portion of property payments due.

7. SEGMENTED INFORMATION

	As at December 31,		
	2003	2002	2001
	$	$	$
Assets by geographic segment, at cost:			
Mexico	19,303,368	5,109,621	1,595,314
Canada	9,119,553	911,995	318,960
	28,422,921	6,021,616	1,914,274

8. LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Diluted loss per share has not been disclosed as it is anti-dilutive.

9. SHARE CAPITAL

a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001	14,878,030	8,338,027
Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	(1)3,130,766
Issued for finder's fees	471,617	84,099
Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,467,795	8,000,000
Private placement	8,500,000	(2)8,150,019
Stock options exercised	1,075,383	983,144
Warrants exercised	7,269,895	4,590,638
Issued at December 31, 2003	50,164,705	34,369,682

(1) net of issue costs of $84,099
(2) net of issue costs of $627,221

(Stated in U.S. Dollars)

9. **SHARE CAPITAL** (*continued*)

b) Stock options outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
382,500	June 3 2007	1.16
225,500	July 22, 2007	1.00
350,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
557,483	July 23, 2008	1.13
903,500	December 9, 2008	2.50
2,650,881		

Summary of Stock Option activity:

	December 31, 2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, January 1	2,600,000	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	-	-	-	-	-
Acquired with National Gold	232,781	0.78	-	-	-	-
Granted	2,260,983	1.57	2,265,000	0.54	200,000	0.32
Exercised	(1,075,383)	0.91	(100,000)	0.48	-	-
Expired	(67,500)	1.30	(425,000)	0.48	(50,000)	0.47
Balance, December 31	2,650,881	1.50	2,600,000	0.53	860,000	0.47

c) Warrants outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
459,184	April 16, 2004	0.94
234,481	April 16, 2004	1.41
42,730	April 29, 2004	0.82
525,000	July 19, 2004	0.56
4,241,250	August 22, 2004	1.75
273,054	September 5, 2004	1.29
5,775,699		

(Stated in U.S. Dollars)

9. **SHARE CAPITAL** *(continued)*

d) **Stock-based compensation**

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2003	2002
	$	$
Mineral rights on unproven properties	303,694	-
Stock-based compensation	403,989	-
	707,683	-

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate – 3.0 to 3.8% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility – 55 to 85% (December 31, 2002 - 47%); and expected option life of 2.5 years (2002 – 5 years).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

The pro-forma effect on net loss and loss per share for the year ended December 31, 2002, for stock options granted to directors and employees using the fair value method, is as follows:

	December 31, 2002	
	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

10. **ACQUISITION OF NATIONAL GOLD**

The Company acquired on February 21, 2003, all of the outstanding shares of National, the Company's joint venture partner on the Salamandra property, by the issue of 13,467,795 shares of the Company valued at $8,000,000. The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

	$
Cash	120,817
Amounts receivable and prepaid expenses	56,900
Mineral rights (Salamandra Property)	4,328,466
Equipment	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral rights	5,926,629
Share consideration	8,000,000

(Stated in U.S. Dollars)

11. NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million maturing February 2009, bearing interest at 12% per annum and repayable in full after February 2005, or 50% thereof at anytime, of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003. The Company repaid CDN$2.85 million of the loan in 2003.

12. INCOME TAXES

At December 31, 2003, the Company has non-capital losses of approximately CDN$3.2 million and capital losses of approximately CDN$127,073 in Canada and CDN$1 million in Mexico available to reduce taxable income for future years. The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13. CONTINGENCIES

a) A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of U.S. $105,000 and is also seeking 100,000 common shares of the Company. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b) The Company had reduced the surface area of the Salamandra Project leased from the Village of Mulatos, however, this reduction in surface area under lease was challenged by the Ejido in the Agrarian Court. The Agrarian Court ruled that the Mulatos Ejidos were entitled to be paid US$336,972 in 2002 and US$344,375 in 2003. Accordingly, the Company has placed US$681,347 into a restricted cash account pending the appeal of the Agrarian Court's decision. The Company is continuing with certain of its obligations under the lease.

c) A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options. The Company denies it has any liability and accordingly, has not accrued any amount for the claim. Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

14. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes the Company entered into the following transactions subsequent to December 31, 2003:

* The Company granted 110,000 stock options at a price of $2.75 for a period of five years to an officer of the Company.

* The Company issued 549,881 common shares pursuant to the exercise of options and 832,950 common shares pursuant to the exercise of warrants.

* The Company completed a private placement offering of 10.0 million units (including 1.3 million units issued upon the exercise of the agents' over-allotment option) at a price of $3.00 per unit. Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of $3.50 for a two-year period following closing.

(Stated in U.S. Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production. The following items (a) to (f) are inclusive of the impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred mineral right costs.

	December 31, 2003 $	2002 $	2001 $
a) **Assets**			
Deferred Mineral Right Costs			
Deferred mineral right costs following Canadian GAAP	18,461,868	4,956,412	1,496,971
Less deferred mineral right costs	(18,461,868)	(4,956,412)	(1,496,971)
Deferred mineral right costs following U.S. GAAP	-	-	-
b) **Operations**			
Net loss following Canadian GAAP	(1,933,873)	(440,205)	(367,300)
Deferred mineral right costs expensed under U.S. GAAP	(13,505,456)	(2,440,344)	(496,971)
Imputed interest charges under U.S. GAAP	-	(75,047)	-
Net loss under U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)
c) **Deficit**			
Closing deficit under Canadian GAAP	(9,389,125)	(7,455,252)	(7,015,047)
Adjustment to deficit for deferred mineral right costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(18,461,868)	(4,956,412)	(1,496,971)
Adjustment for imputed interest under U.S. GAAP	-	(75,047)	-
Closing deficit under U.S. GAAP	(27,850,993)	(12,486,711	(8,512,018)
d) **Cash Flows - Operating Activities**			
Cash applied to operations under Canadian GAAP	(1,172,843)	(322,812)	(353,199)
Add net loss following Canadian GAAP	1,933,873	440,205	367,300
Less net loss following U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)
Add non-cash deferred expenditures expensed under US GAAP	-	750,468	-
Add non-cash imputed interest on note charged under U.S. GAAP	-	75,047	-
Cash applied to operations under U.S. GAAP	(14,678,299)	(2,012,688)	(850,170)

(Stated in U.S. Dollars)

15. **DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** *(continued)*

	December 31, 2003	2002	2001
e) **Cash Flows - Investing Activities**			
Cash applied to investments under Canadian GAAP	(4,941,955)	(2,159,473)	(503,510)
Add deferred mineral right costs expensed under U.S. GAAP	4,810,200	1,689,876	496,971
Cash applied to investments under U.S. GAAP	(131,755)	(469,597)	(6,539)
f) **Loss Per Share**			
Basic and diluted loss per share under U.S. GAAP	$ (0.39)	$ (0.29)	$ (0.12)
g) **Note Payable – non-interest bearing**			
Note payable - Canadian GAAP	-	1,769,565	-
Discount from face amount for imputed interest under U.S. GAAP	-	(1,019,097)	-
Interest expense recognized currently	-	75,047	-
Note payable - U.S. GAAP	-	825,515	-

Other US/Canadian GAAP Differences - Discounted note payable and imputed interest

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate. If no interest rate is stated then the note is valued as its net present value as determined by discounting future payments at an imputed rate of interest. Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

At December 31, 2002, the Company's 50% portion of the CDN $5.6 million carrying cost of the debenture originally issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable based upon the average price of gold attaining a certain price over a specified period of time or on December 31, 2010. The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the impact of imputed interest charges under U.S. GAAP to these financial statements.

Exhibit 3

ALAMOS GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended December 31, 2003 compared with the year ended December 31, 2002. All funds are expressed in United States dollars, except where noted. Information is current to April 20, 2004.

Introduction

The following discussion and analysis of the operating results and financial position of Alamos Gold Inc. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 2: Basis of Accounting) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Differences between GAAP and U.S. GAAP applicable to the Company are described in Note 15 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations.

Note to U.S. Investors

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations; they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. The Company has not completed a feasibility study on any of its properties at this time.

Highlights

In February, 2003, a predecessor to the Company (Alamos Minerals Ltd) completed a merger with National Gold Corporation (National), which the Company accounted for as an acquisition. This transaction resulted in a consolidation of ownership of the Salamandra Project (Salamandra), located in Sonora, Mexico. Prior to the merger, the Company had entered into a joint venture agreement with National for the development of Salamandra. In August 2003, the Company completed the placement of 8.5 million units at a price of CDN$1.45 per unit for net proceeds of $8,150,019, after related issue costs. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant.

Exploration work on Salamandra continued throughout 2003. The Company noted in a press release issued January 21, 2004 that its new resource model indicates 62.2 million tonnes of ore grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics of Salamandra has been commissioned and is expected to be out in the second quarter of 2004.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $278 per ounce at December 2001, to $347 per ounce at December 2002, to $417 at December 2003 and stands at $397 on April 20, 2004. At these levels, the price of gold should have a positive impact on the feasibility study for Salamandra. However, it is not possible to forecast future gold price trends, their impact on the feasibility study for Salamandra, or future results from operations.

Merger

A predecessor of the Company (Alamos Minerals Ltd) merged with National pursuant to a share exchange agreement, whereby the former shareholders of the predecessor company received one new share for each two shares held, and National shareholders received one new share for each 2.352 shares held in National. The Company accounted for the merger as an acquisition of National. The Company assumed all the assets and liabilities of the merged companies, effective February 2003 and continued to carry on the business of both predecessor companies. The composition of the board and management reflected nominations from both companies.

Operating Activities

The Company recorded net loss for 2003 of $1.9 million ($.05 per share), compared with $440,205 in 2002 ($0.04 per share). Net losses were affected by higher legal and accounting charges; office and administration, and interest expense, partly offset by higher interest income earned on cash balances and a gain on foreign exchange. Increased costs relate, in part, to the acquisition of National in February 2003.

Increased costs reflect the merger of operations of the Company and National in February 2003, and the availability of additional funds for corporate purposes following the private placement issue in August, 2003. Administration costs increased from $42,254 in 2002 to $242,081 in 2003 (2001 - $29,759) due to the addition of executive staff upon completion of the merger with National. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $381,249 from $196,840 in 2002 to comply with increased regulatory requirements. The Company continued with the SEC registration processes formerly undertaken by National, with the expectation of obtaining a U.S. exchange listing in the future. Travel and accommodation increased from $13,105 to $86,892 due to increased travel to Mexico as the exploration activities increased during the year, and travel relating to investor presentations as a consequence of the merger. Shareholder communications costs also increased from $26,667 to $49,333 as a consequence of merger-related interest from investors.

Non-cash compensation expenses of $403,989 (2002 - $nil) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. An additional amount of $303,694 was recorded as an expenditure on Unproven Properties, as that grant of options was to exploration personnel whose compensations are capitalized to the relevant mineral project. Accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 9 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest expense of $362,180, net of interest income of $24,645, (net $337,535) reflected charges on a CDN$5.7 million Note issued in January2003, while in the comparable prior years, the Company earned interest income of $4,163 in 2002 and $13,734 in 2001 on cash balances.

Summary of Quarterly Results

Net loss by quarter	Qu1	Qu2	Qu3	Qu4	Total
	$	$	$	$	$
2003	116,342	316,255	520,575	980,701	1,933,873
Per share	0.01	0.01	0.01	0.02	0.05
2002	72,383	81,985	65,086	220,751	440,205
Per share	0.01	0.01	0.00	0.02	0.04

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the merging of Alamos Minerals Ltd and National Gold Corporation in February 2003 and increase in funding for corporate purposes. As Alamos accounted for the merger as an acquisition of National, National's comparative accounts are not reflected in these financial statements. However, for reference purposes, National had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003. The Company expects to record approximately $300,000 in quarterly corporate operating costs in 2004, exclusive of interest expense and foreign exchange adjustments.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a Note payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar. In 2003, the Company recorded a loss of $158,031, while in 2002 a gain of $15,496 was recorded. The loss was mainly attributed to a translation loss on the H. Morgan loan, denominated in Canadian dollars, as the Canadian dollar strengthened 20% during the year against the United States dollar. The loss on the loan was partially offset by a gain on the Company's cash holdings in Canadian dollars. The Company minimizes its foreign exchange risk by maintaining low account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra will be denominated in pesos. Once mine development costs are known and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during the year to $13.5 million from $3.5 million in 2002. The increased activity reflects the Company's acquisition of the Salamandra project in the amount of $10.7 million pursuant to the acquisition of National. The Salamandra project is an advanced-stage exploration project in northern Mexico. During 2003, the Company conducted extensive sampling and drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit. Expenditures on field work and supplies increased from $415,963 to $846,334, due to increased drilling and site work. As well, geological work, including consulting geologists fees, increased to $666,342 from $178,333, which includes a $303,694 charge for stock-based compensation, due to additional work leading to an interim resource model for a feasibility study. An updated resource model was provided by the Company in January, 2004. A feasibility study was commissioned to assess the economic potential of Salamandra, at a cost to date of $254,989. The feasibility study will determine what portion of this resource can be economically mined. The Company also incurred property taxes and surface rights payments in the amount of $471,920 in 2003, the first year it held title to the property following the merger with National.

Work on the Salamandra feasibility study is expected to be completed in the first half of 2004. Future development of the Salamandra deposit may be dependent upon obtaining adequate financing. The Company completed in April, 2004 a CDN$30 million private placement equity to fund ongoing development at Salamandra. With the required mining permits already in hand, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study contemplates a standard open pit heap leach mining project.

Management has conducted an extensive review of its mineral property accounts. Its La Fortuna project, is currently carried at $1 million, and the Company has determined that the carrying value is appropriate based on its assessment of realizable value.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation of its financial statements is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs under Canadian GAAP, in each of those years. For the purposes of US GAAP, these expenditures have been charged to the Statement of Loss and Deficit in the period incurred (see Note 15 to the Financial Statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $6.3 million (after taking into account the current portion of a Note payable), an increase from a working capital deficiency of $0.9 million on December 31, 2002. The most significant component of the change in working capital was the increase in cash and short-term investments by $8.5 million over 2002, exclusive of restricted cash in the amount of $0.7 million relating to letters of credit (Note 13(b)). Payables increased from $123,393 in 2002 to $536,069 in 2003 in response to increased exploration activities.

The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 8.5 million units at a price of CDN$1.45 per unit for gross proceeds of $8,150,000. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of CDN$1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003. In addition, the Company received $4.6 million upon the exercise of 7,269,895 share purchase warrants. In 2003, prior to the merger, Alamos Minerals had received $1.1 million from the exercise of 7,078,617 share purchase warrants. Almost $1 million was raised in 2003 from the exercise of 1,075,383 share purchase options (2002 – nil).

The Company completed a debt financing with H. Morgan & Company, whereby a Note for a total of CDN$5.7 million was issued to the Company for a term of 61 months, subject to prepayment terms. These funds were used to prepay the outstanding debentures issued by National pursuant to the Asset Purchase Agreement on Salamandra. Prepayment of the debentures reduced the amount due under the debentures (CDN$7.5 million) by CDN$1.9 million. Interest is payable on the Note at 12% per annum. During the quarter ended September 30, 2003, the Company repaid 50% of the Note and is entitled to prepay any amount up to the total amount of the principal of the Note after January 30, 2005.

The Company is adequately funded to carry out further development work at Salamandra in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $3 million budget for additional exploration in and around Salamandra. The Company has committed to acquiring a crushing and conveying unit for Salamandra for $1 million. It is currently reviewing opportunities to acquire refurbished haulers, loaders and related mining equipment, as well as a previously owned gold recovery plant. With the price of gold near a 15-year high, and continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Salamandra project. The Company will seek to secure debt financing for part of the Salamandra construction costs, if it can be obtained at reasonable cost and terms.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 9(d) to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative acceptable policy could be to expense such costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or expense such costs until a mineral reserve has been established (which is the procedure prescribed by the Securities and Exchange Commission in the United States). Management is of the view that its current policy is appropriate for the Company at this time. The Company assesses whether an impairment exists in any of its exploration projects, and writes down that project to its estimated recoverable amount when such impairment is found to exist. A write-down of a project does not necessarily mean the project is or will be abandoned or sold, or that the project has no further merit, but could result from the Company's decision not to advance the project at that time, due to poor initial results or lack of funds. No writedowns were recorded during 2003.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for commitments described in the attached table.

Commitments Table (by period) ($)

Year:	2004	2005-7	2008+
Land lease payments (1)	52,000	155,000	52,000 pa
Water rights	310,000		
Land tax	225,000	675,000	225,000 pa
Legal services	300,000		
Equipment purchases (2)	1,000,000		

(1)   Based on current land use requirements
(2)   The Company is seeking additional equipment and will make purchase commitments in line with the requirements of a feasibility study expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

Related Party Transactions

Details of related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Management Changes

Certain management and board changes occurred in the fourth quarter of the year, with the resignation of two board members, and the appointment of one additional director to fill a vacancy. A Vice-president of operations resigned and a replacement was appointed. The changes were as a result of differences with respect to the future development plans for the Mulatos deposit.

Outstanding Share Data

The Company has one class of common shares: as at April 20, 2004, there were 61,721,439 common shares outstanding.

The Company has a stock option plan: as at April 20, 2004, there were 2,150,760 stock options outstanding, all of which have vested.

The Company has outstanding as at April 20, 2004 9,858,845 share purchase warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company's mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company's ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. Consequently, its actual mineral resources may differ from that outlined in a feasibility study in both tonnage and grade from that predicted from sampling, drilling and statistical procedures used to estimate ore tonnage, grade and waste. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed. Should the Company elect to place the Salamandra deposit into production, it is exposed to potential for cost overruns from those predicted in a feasibility study due to adverse prices of commodities or labour due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage and grade of ore, unanticipated operating costs due to unavailability of materials or labour, inflation, mining conditions relating to rock mechanics and environmental conditions.

Exhibit 99.1

ALAMOS GOLD INC.

CODE OF CONDUCT
FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

The attitude and actions of the Chief Executive Officer (the "*CEO*"), Chief Financial Officer (the "*CFO*") and Corporate Controller of Alamos Gold Inc. (the "*Company*") are crucial for maintaining the Company's commitment to (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company's public reports and communications, and (iii) compliance with applicable governmental laws, rules and regulations. Accordingly, the Company's Board of Directors has developed and adopted this Code of Conduct applicable to its CEO, CFO and Corporate Controller with the goal of promoting the highest moral, legal and ethical standards and conduct within the Company.

Honest and Ethical Conduct

While the Company expects honest and ethical conduct in all aspects of the Company's business from all employees, the Company expects the highest possible honest and ethical conduct and integrity from the CEO, CFO and Corporate Controller. These officers must set an example for the Company's employees and the Company expects these officers to foster a culture of transparency, integrity and honesty. Integrity requires adherence to both the form and the spirit of technical and ethical accounting standards and principles.

Conflicts of Interest

Service to the Company should never be subordinated to personal gain and advantage. If any of the CEO, CFO or Corporate Controller becomes aware that he or she is in a situation that presents an actual or apparent conflict of interest (*i.e.*, any situation where that individual's private interest or personal gain interferes or appears to interfere with the interests of the Company), or is concerned that an actual or apparent conflict of interest might develop, he or she is required to discuss the matter with the Chairman of the Audit Committee for the purpose of developing a means for the ethical handling of that situation.

Disclosure

The CEO, CFO and Corporate Controller, among others, have a supervisory role with respect to the preparation of the Company's reports and documents filed with or submitted to the Securities and Exchange Commission (the "*SEC*") and the Company's other public communications and are responsible for taking all steps reasonably necessary to cause the disclosure in these reports, documents and other communications to be full, fair, accurate, timely and understandable. Adequate supervision includes closely reviewing and critically analyzing the financial information to be disclosed, ensuring that proper accounting controls have been applied, that transactions are properly authorized and recorded, and that relevant records have been properly retained. Full, fair and accurate disclosure includes the full reporting of facts, professional judgments and opinions, whether favorable or unfavorable.

Each of the CEO, CFO and Corporate Controller shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, or (ii) any fraud, whether or not material, or any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosure or internal controls.

1

In the performance of their duties, the CEO, CFO and Corporate Controller are prohibited from knowingly misrepresenting facts. The CEO, CFO or Corporate Controller will be considered to have knowingly misrepresented facts if he or she knowingly (i) makes, or permits or directs another to make, materially false or misleading entries in financial statements or records; (ii) fails to correct materially false and misleading financial statements or records; (iii) signs, or permits another to sign, a document containing materially false and misleading information; or (iv) falsely responds, or fails to respond, to specific inquires of the Company's external auditors.

The CEO, CFO and Corporate Controller are prohibited from directly or indirectly taking any action to interfere with, fraudulently influence, coerce, manipulate or mislead the Company's independent public auditors in the course of any audit of the Company's financial statements or accounting books and records.

Compliance with Law

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of the CEO, CFO and Corporate Controller to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters. Each of the CEO, CFO and the Corporate Controller shall promptly bring to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of a violation of the Company's Code of Conduct.

Accountability

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Conduct by the CEO, CFO or Corporate Controller with the goal of deterring wrongdoing and promoting accountability for adherence to this Code of Conduct. Actions may include written notice, censure, demotion or re-assignment, suspension with or without pay or benefits and termination of employment.

Violations of this Code of Conduct may also constitute violations of law and may result in civil and criminal penalties for the violator, the violator's supervisors and the Company.

Exhibit 99.2

ALAMOS GOLD INC.
AUDIT COMMITTEE
CHARTER

(Adopted by the Board of Directors on April 28, 2003)

A.   PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.   COMPOSITION, PROCEDURES AND ORGANIZATION

1.   The Committee shall consist of at least three members of the Board of Directors (the "Board"), a majority of whom shall be "unrelated directors". (1)

2.   All of the members of the Committee shall be "financially literate" (i.e. Able to read and understand a balance sheet, an income statement and a cash flow statement).

3.   At least one member of the Committee shall have accounting or related financial expertise (i.e. Able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.   The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.   Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

6.   The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7.   The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

8.   Meetings of the Committee shall be conducted as follows:

   a.   the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

_____

(1) "unrelated director" means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer. TSX does not consider a chair or vice chair of the Board of Directors who is not a member of management to be a related director.

      b.   the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

      c.   the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

            Chief Executive Officer
            Chief Operating Officer
            Chief Financial Officer

      d.   other management representatives shall be invited to attend as necessary.

9.   The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.   Roles and responsibilities

1.   The overall duties and responsibilities of the Committee shall be as follows:

      a.   to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

      b.   to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

      c.   to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

      d.   to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.   The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

      a.   To recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

      b.   to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

      c.   review the audit plan of the external auditors prior to the commencement of the audit;

      d.   to review with the external auditors, upon completion of their audit:

            i.   contents of their report;

            ii.   scope and quality of the audit work performed;

            iii.   adequacy of the Corporation's financial and auditing personnel;

            iv.   co-operation received from the Corporation's personnel during the audit;

            v.   internal resources used;

vi   significant transactions outside of the normal business of the Corporation;

vii.   significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.   the non-audit services provided by the external auditors;

e.   to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

f.   to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.   The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

a.   Periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

b.   Review and approve the internal audit plan; and (c) review significant internal audit findings and recommendations, and management's response thereto.

4.   The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

a.   Review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.   Review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

c.   Review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

d.   Periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.   The Committee is also charged with the responsibility to:

a.   Review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

b.   Review and approve the financial sections of:

i.   the Annual Report to shareholders;

ii.   the annual information form;

iii.   prospectuses; and

iv.   other public reports requiring approval by the Board,
and report to the Board with respect thereto;

c.   review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

d.   review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

e.   review and report on the integrity of the Corporation's consolidated financial statements;

f.   review the minutes of any audit Committee meeting of subsidiary companies; (g) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

g.   review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

h.   develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

Exhibit 99.3

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, John A. McCluskey, certify that:

I have reviewed this Annual Report on Form 40-F of Alamos Gold Inc.;

1.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

2.   Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this Annual Report;

3.   The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

        (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's Board of Directors (or persons performing the equivalent functions):

        (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

        (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: June 3, 2004   By: /s/ John A. McCluskey

                                                          _____
                                                          John A. McCluskey
                                                          Chief Executive Officer

Exhibit 99.4

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Jon Morda, certify that:

I have reviewed this Annual Report on Form 40-F of Alamos Gold Inc.;

1.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

2.   Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this Annual Report;

3.   The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

        (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's Board of Directors (or persons performing the equivalent functions):

        (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

        (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: June 3, 2004   By: /s/ Jon Morda
                                                                _____
                                                                Jon Morda
                                                                Chief Financial Officer

Exhibit 99.5


CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Alamos Gold Inc. (the "Company") on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John A. McCluskey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

       (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

       (2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	/s/ John A. McCluskey
June 3, 2004	_____
	John A. McCluskey
	Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.6


CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of Alamos Gold Inc. (the "Company") on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jon Morda, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jon Morda

June 3, 2004

Jon Morda
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.7

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

CONSENT OF INDEPENDENT ACCOUNTANTS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC
USA 20549

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Alamos Gold Inc. ("Alamos") for the year ended December 31, 2003 of our report dated April 20, 2004 relating to the consolidated financial statements of Alamos (formerly "Alamos Minerals Ltd.") for the fiscal years ended December 31, 2001, 2002 and 2003.

Dated this 1st day of June, 2004.

"De Visser Gray"

De Visser Gray Chartered Accountants

Exhibit 99.8

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.   Name of issuer or person filing ("Filer"):   **Alamos Gold Inc.**

B.   (1) This is [check one]

        [X] an original filing for the Filer

        [ ] an amended filing for the Filer

        (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule
         101(b)(9) [   ]

C.   Identify the filing in conjunction with which this Form is being filed:

        Name of registrant: **Alamos Gold Inc.**

        Form type: **Form 40-F**

        File Number (if known):   **Unknown**

        Filed by: **Alamos Gold Inc.**

        Dated Filed (if filed concurrently, so indicate):   **Filed concurrently herewith**

D.   The Filer is incorporated or organized under the laws of the Province of British Columbia, Canada and has its
        principal place of business at **1503 110 Yonge Street, Toronto, Ontario, M5C 1T4 Canada**, telephone
        number **(416) 368-9932** .

E.   The Filer designated and appoints **DL Services, Inc.** ("Agent"), located at **1420 Fifth Avenue, Suite 3400,
        Seattle, Washington 98101**, telephone number **(206) 903-8800**, as the agent of the Filer upon whom may be
        served any process, pleadings, subpoenas, or other papers in

        (a)   any investigation or administrative proceeding conducted by the Commission; and

1

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an Annual Report on Form 20-F or Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.   Each person filing this Form in connection with:

(a)   the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)   the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)   its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)   the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.   Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada on June 3, 2004.

ALAMOS GOLD INC.

By: /s/ Jon Morda

Name: Jon Morda

Title: Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

DL SERVICES, INC.

By: /s/ Alisa E. George

Name: Alisa E. George

Title: Vice President

Date: May 18, 2004

Exhibit 99.9

[LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, British Columbia
V7Y 1L2

Alberta Securities Commission
4th Floor
300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Ontario Securities Commission
P.O. Box 55
1903 – 20 Queen Street West
M5H 3S8

TSX Venture Exchange
2700 – 605 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Quebec Securities Commission
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

I, Douglas Austin, the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"Douglas Austin"
Signature of Qualified Person

[Seal or Stamp
of Qualified Person]

Douglas Austin
Print Name of Qualified Person

Exhibit 99.10

[LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, British Columbia
V7Y 1L2

Alberta Securities Commission
4th Floor
300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Ontario Securities Commission
P.O. Box 55
1903 – 20 Queen Street West
M5H 3S8

TSX Venture Exchange
2700 – 605 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Quebec Securities Commission
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

I, Michael J. Lechner, the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"Michael J. Lechner"
Signature of Co-Author

[Seal or Stamp
of Co-Author]

Michael J. Lechner
Print Name of Co-Author

Exhibit 99.11

[LETTERHEAD OF INDEPENDENT MINING CONSULTANTS, INC.]

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, British Columbia
V7Y 1L2

Alberta Securities Commission
4th Floor
300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Ontario Securities Commission
P.O. Box 55
1903 – 20 Queen Street West
M5H 3S8

TSX Venture Exchange
2700 – 605 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Quebec Securities Commission
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

I, John M. Marek, the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"John M. Marek"
Signature of Author

[Seal or Stamp
of Author]

John M. Marek
Print Name of Author

Exhibit 99.12

[LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, British Columbia
V7Y 1L2

Alberta Securities Commission
4th Floor
300 – 5th Avenue SW
Calgary, Alberta
T2P 3C4

Ontario Securities Commission
P.O. Box 55
1903 – 20 Queen Street West
M5H 3S8

TSX Venture Exchange
2700 – 605 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Quebec Securities Commission
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

I, Deepak Malhotra, the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"Deepak Malhotra"
Signature of Author

[Seal or Stamp
of Author]

Deepak Mauhotra
Print Name of Author

Exhibit 99.13

[LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO: British Columbia Securities Commission   Alberta Securities Commission
          701 West Georgia Street   4th Floor
          P.O. Box 10142, Pacific Centre   300 – 5th Avenue SW
          Vancouver, British Columbia   Calgary, Alberta
          V7Y 1L2   T2P 3C4

          Ontario Securities Commission   TSX Venture Exchange
          P.O. Box 55   2700 – 605 West Georgia Street
          1903 – 20 Queen Street West   Vancouver, British Columbia
          M5H 3S8   V6B 4N9

          Quebec Securities Commission   Securities and Exchange Commission
          Stock Exchange Tower   Judiciary Plaza
          800 Victoria Square   450 Fifth Street, NW
          P.O. Box 246, 22nd Floor   Washington, DC
          Montreal, Quebec H4Z 1G3   USA   20549

I, Thomas L. Drielick , the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"Thomas L. Drielick "   [Seal or Stamp
Signature of Author   of Author]

Thomas L. Drielick
Print Name of Author

Exhibit 99.14

[LETTERHEAD OF M3 ENGINEERING & TECHNOLOGY CORP.]

CONSENT OF AUTHOR

TO: British Columbia Securities Commission   Alberta Securities Commission
701 West Georgia Street   4th Floor
P.O. Box 10142, Pacific Centre   300 – 5th Avenue SW
Vancouver, British Columbia   Calgary, Alberta
V7Y 1L2   T2P 3C4

Ontario Securities Commission   TSX Venture Exchange
P.O. Box 55   2700 – 605 West Georgia Street
1903 – 20 Queen Street West   Vancouver, British Columbia
M5H 3S8   V6B 4N9

Quebec Securities Commission   Securities and Exchange Commission
Stock Exchange Tower   Judiciary Plaza
800 Victoria Square   450 Fifth Street, NW
P.O. Box 246, 22nd Floor   Washington, DC
Montreal, Quebec H4Z 1G3   USA   20549

I, Donald A. Clark, the author of the technical report titled "The Estrella Pit Resource & Reserves Mulatos Sonora Mexico" and dated May 19, 2004 (the "Technical Report"), do hereby consent to the written disclosure of my name and of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the annual information form ("AIF") and in the Annual Report on Form 40-F for the fiscal year ended December 31, 2003 of Alamos Gold Inc. ("Alamos") being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF and in the Annual Report on Form 40-F of Alamos contains any misrepresentations of the information contained in the Technical Report.

Dated this 19th day of May, 2004.

"Donald A. Clark"   [Seal or Stamp
Signature of Author   of Author]

Donald A. Clark
Print Name of Author